                                                     Pursuant to Rule 424b4
                                                     Registration No. 333-22185



PROSPECTUS

                                     $15,000,000

THORN APPLE VALLEY, INC. LOGO   THORN APPLE VALLEY, INC.
                   9% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2007
                               ------------------

     The Debentures offered by this Prospectus are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock of Thorn Apple Valley, Inc. (the "Company") at a conversion price of $18.75 per share, subject to adjustment in certain events. On March 19, 1997, the last reported sale price of the Company's Common Stock, as reported on The Nasdaq National Market under the symbol "TAVI", was $16.75 per share. See "Price Range of Common Shares and Dividends".

     Interest on the Debentures is payable semi-annually on April 1 and October 1, commencing October 1, 1997, and the Debentures will mature on April 1, 2007, unless previously redeemed. The Debentures are redeemable at the option of the Company, at any time in whole or in part, at the redemption prices set forth herein, plus accrued interest; provided, however, that prior to April 1, 2000, the Debentures may not be redeemed, other than in connection with a Sale Event (as defined in this Prospectus), unless the closing sales price of the Common Stock equals or exceeds 140% of the then current conversion price for any 20 trading days within 30 consecutive trading days prior to the date notice of redemption is given to holders of the Debentures. In the event of a Repurchase Event (as defined in this Prospectus), the Company is required to offer to repurchase the Debentures, in whole or in part, for cash, at 101% of the principal amount thereof, plus accrued interest. The Debentures will be unsecured general obligations of the Company subordinate to all existing and future Senior Indebtedness (as defined in this Prospectus). As of March 1, 1997, the Company had approximately $154.4 million of Senior Indebtedness (approximately $140.5 million after giving effect to the application of the proceeds of this Offering). The Debentures and the related indenture (the "Indenture") do not prohibit or limit the ability of the Company to incur additional Senior Indebtedness. See "Description of Debentures".
                               ------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 8.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==========================================================================================================================
                                                                               UNDERWRITING
                                                       PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                                      PUBLIC(1)               COMMISSIONS(2)            COMPANY(1)(3)
--------------------------------------------------------------------------------------------------------------------------
Per Debenture...............................             100%                     5.50%                     94.50%
--------------------------------------------------------------------------------------------------------------------------
Total(4)....................................         $15,000,000                 $825,000                $14,175,000
==========================================================================================================================

(1) Plus accrued interest, if any, from date of issuance.
(2) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(3) Before deducting expenses of the offering payable by the Company estimated at $275,000.
(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $2,250,000 in principal amount of the Debentures on the same terms and conditions to cover over-allotments, if any. If all such additional principal amount of the Debentures is purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $17,250,000, $948,750 and $16,301,250, respectively. See
    "Underwriting".
                               ------------------

     The Debentures are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Debentures will be made in Detroit, Michigan against payment therefor on or about March 25, 1997.
                               ------------------
                               RONEY & CO. LOGO

                                 MARCH 20, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the
Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company is an electronic filer, and the Commission maintains a Web site (located at http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically.

     This Prospectus is a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information included in such Registration Statement. The Registration Statement may be inspected by anyone at the office of the Commission without charge, and copies of all or any part of it may be obtained upon payment of the Commission's charge for copying. For further information about the Company and its securities, reference is hereby made to such Registration Statement, and to the exhibits and financial schedules filed as part thereof or otherwise incorporated herein. Each summary herein of additional information included in the Registration Statement or any exhibit thereto is qualified in its entirety by reference to such information or exhibit.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents (and the amendments thereto) filed by the Company (file number 0-6566) with the Commission are hereby incorporated by reference and made a part hereof, except as modified or superseded in this Prospectus:

          (a) Annual Report on Form 10-K for the fiscal year ended May 31, 1996; and

          (b) Quarterly Reports on Form 10-Q for the quarters ended September 20, 1996 and December 13, 1996.

     Any statement contained in a document incorporated by reference or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (other than exhibits to the information that is incorporated by reference unless such exhibits are expressly incorporated by reference into the information this Prospectus incorporates). Requests should be directed to the Executive Vice President, Finance and Administration, 26999 Central Park Boulevard, Suite 300, Southfield, Michigan 48076 (telephone: (810) 213-1000).

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY OR THE COMMON STOCK OF THE COMPANY, OR BOTH, AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Company's Consolidated Financial Statements and Notes thereto, appearing elsewhere in or incorporated by reference into this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless otherwise specified or the context requires otherwise, all references herein to the Company mean the Company and its consolidated subsidiaries.

                                  THE COMPANY

     Thorn Apple Valley, Inc. (the "Company") is a major producer of processed meat and poultry products ("Processed Meats") and is one of the largest slaughterers of hogs and sellers of related fresh pork products ("Fresh Meats") in the United States. The Company's Processed Meats division engages in the manufacture and sale of bacon, hot dogs and lunch meats, hams, smoked sausages and turkey products. The Company markets its Processed Meats products under premium and other proprietary brand labels including "Thorn Apple Valley(R)", "Colonial(R)", "Corn King(R)", "Wilson Certified(R)" and "Cavanaugh Lakeview Farms(R)", as well as under private labels with major supermarket chains and other customers. Principal customers of the Company include food wholesalers, supermarkets, food service operations and other manufacturers located throughout the United States and in selected international markets. In recent years, the Company has focused on identifying emerging trends in consumer preferences and on developing Processed Meat products in response to those trends, in an attempt to be a market leader in emerging market segments that offer opportunities for increased sales volume and higher profit margins than those associated with more mature and more competitive product segments. For example, the Company has developed innovative packaging concepts and products which are leaner and have lower fat contents (such as the Company's premium deli-style sliced turkey ham, turkey breast and cooked ham products) to appeal to consumers seeking products which are more convenient to use and are healthier than existing product alternatives.

     In recent years, the Company's strategy has been to modernize its production facilities, to relocate certain production and distribution facilities to geographically strategic locations and to increase its sales of higher-margin premium brand Processed Meat products. To this end, the Company has accomplished the following:

     - To respond to consumer demand for certain products and to enhance the Company's manufacturing efficiencies, in November 1995 the Company began operating its newly constructed, 171,000 square foot, state-of-the-art processing facility in Ponca City, Oklahoma, which principally manufactures boneless and bone-in hams, premium double-glazed spiral sliced hams and premium sliced lunch meats such as turkey ham, turkey breast and cooked ham.

     - To increase manufacturing efficiencies and to meet customers' changing packaging and product variety requirements in the Fresh Meats division, the Company completed a $40 million renovation of its Fresh Meats facility located in Detroit, Michigan (the "Frederick Facility").

     - To position the Company as a national distributor of Processed Meats, to strengthen the Company's manufacturing and distribution capabilities in the southern and western United States and to augment the Company's premium brand Processed Meats business, in May 1995 the Company acquired substantially all of the assets (including the brand names "Wilson Certified(R)" and "Corn King(R)") of the Wilson Retail Division of Foodbrands America, Inc., a major manufacturer of premium branded Processed Meats products (the "Wilson Acquisition"). See "Business -- Wilson Acquisition".

     - To streamline various corporate operations, including purchasing, sales and marketing, the Company relocated and consolidated its corporate headquarters and opened a new 60,000 square foot distribution center in Edwardsville, Kansas. The Company also closed three older, less efficient processing facilities, two of which were acquired in the Wilson Acquisition, and one distribution center.

     In connection with the Company's expansion and renovation projects described above, the Company experienced both planned and unplanned start-up costs and operating inefficiencies at the Frederick Facility and at the Ponca City plant in fiscal years 1995 and 1996. In addition, during this period the Company, and the entire fresh pork industry, experienced a shortage in the supply of live hogs, a significant increase in the price of live hogs and a reduction in profit margins associated with the slaughtering of hogs. As a result of the costs associated with the integration of the Wilson Acquisition, operating inefficiencies and start-up costs experienced at the Ponca City facility and Frederick Facility, reduced profit margins experienced by the Company's Fresh Meats division and the effects of the LIFO method of accounting for inventory, for the fiscal year ended May 31, 1996 the Company experienced a net loss of $21.7 million, compared with net income of $5.3 million during the prior fiscal year.

     While profit margins in the hog slaughtering industry remain low, in fiscal 1997 the Company has experienced improved efficiency and yields in its Fresh Meats operation, and the Company's Processed Meats Division has benefited from increases in both sales and profitability resulting from the Wilson Acquisition and the other changes instituted by the Company. For the 12 weeks ended December 13, 1996 the Company had net income of $2,017,000, or $.33 per share, compared to a net loss of $1,757,000, or $.30 per share, for the similar period in the prior fiscal year. For the 28 weeks ended December 13, 1996, the Company had net income of $305,000, or $.05 per share, compared to a net loss of $6,922,000, or $1.20 per share, for the similar period in the prior fiscal year. The improved performance resulted primarily from better margins in the Fresh Meats division achieved through direct cost reductions from the facility enhancements and from stronger sales and margins in the Processed Meats division.

     The Company's business strategy is to increase revenue and enhance profitability by (i) increasing the sales of the Company's higher margin premium brand Processed Meats products while reducing the Company's reliance on sales of lower margin private label products, (ii) continuing to improve production efficiencies in the Company's Fresh Meats and Processed Meats production facilities, (iii) developing and marketing new Processed Meats products, including products targeted to health-conscious consumers, and (iv) increasing overall sales volume through additional marketing strategies with an emphasis on sales to international markets, including Russia and Korea.

     The Company believes that, under current market conditions, the restructuring accomplished over the last two years will allow it to continue to improve its operating performance. The Company is experiencing improved sales and profitability in its Processed Meats division and increased efficiency and yield at its Fresh Meats facility. The Company has significant excess capacity which would allow the Company to increase sales of its products without significant additional capital expenditures. The Company believes that the recent high levels of hog producer profitability will encourage additional hog production, which should allow this industry segment to return to more normal levels of profitability. The Company also believes that it is well positioned to benefit from increased sales of products and from improved market conditions in the Fresh Meats industry, although the Company is unable to predict if and when market conditions will improve.

                                  THE OFFERING

SECURITIES OFFERED............   $15,000,000 ($17,250,000 if the Underwriters'
                                 over-allotment option is exercised in full) principal amount of 9% Convertible Subordinated
                                 Debentures due April 1, 2007 (the
                                 "Debentures").

PAYMENT OF INTEREST...........   Semi-annually on each April 1 and October 1,
                                 commencing October 1, 1997, with interest accruing from the date of issuance.

CONVERSION RIGHTS.............   The Debentures are convertible into shares of
                                 the Company's Common Stock, $.10 par value per share (the "Common Stock"), at any time prior to maturity, unless previously redeemed or repurchased, at a conversion price of $18.75 per share, subject to adjustment in certain events as described herein. Accordingly, each $1,000 principal amount of Debentures is convertible into 53.33 shares of Common Stock, subject to adjustment, for an aggregate of 800,000 shares, representing approximately
                                 11.6% of the outstanding Common Stock on a fully-diluted basis. See "Description of
                                 Debentures -- Conversion of Debentures" and
                                 "Capitalization".

OPTIONAL REDEMPTION...........   Redeemable at the Company's option, at any time
                                 in whole or in part, at the redemption prices set forth herein, plus accrued interest;
                                 provided, however, that prior to April 1, 2000, the Debentures may not be redeemed (other than in connection with a Sale Event) unless the closing sale price of the Common Stock equals or exceeds 140% of the then current conversion price for any 20 trading days within 30 consecutive trading days prior to the date of notice of redemption. A Sale Event is generally defined to mean (i) the acquisition of 50% or more of the Company's voting stock by a person or group (other than a present holder of 5% or more of the Company's Common Stock, or a group including such a holder) and (ii) certain consolidations, mergers or sales of assets of the Company (excluding certain transactions not involving a change of control of the Company).
                                 See "Description of Debentures -- Optional
                                 Redemption".

REPURCHASE AT OPTION OF
HOLDERS UPON CERTAIN EVENTS...   Upon a Repurchase Event (as defined in this
                                 Prospectus), the Company is required to offer to repurchase any Debentures delivered to it for redemption at 101% of the principal amount thereof, plus accrued interest. A Repurchase
                                 Event is generally defined to include: (i) the acquisition of 50% or more of the Company's voting stock by a person (other than a present holder of 5% or more of the Company's Common
                                 Stock, or a group including such a holder);
                                 (ii) certain changes in the composition of a majority of the Board of Directors; (iii) certain consolidations, mergers or sales of assets of the Company (excluding certain transactions not involving a change of control of the Company); and (iv) certain Company distributions in respect of its capital stock in excess of 30% of the value of such stock.
                                 The Company may not have sufficient funds to repurchase the Debentures upon a Repurchase
                                 Event. See "Description of Debentures --
                                 Repurchase Event".

SUBORDINATION.................   The Debentures will be subordinated to all
                                 existing and future Senior Indebtedness (as defined in this Prospectus) of the Company.
                                 There is no limitation on the amount of Senior
                                 Indebtedness that may be incurred by the Company. See "Description of Debentures --
                                 Subordination of Debentures".

FINANCIAL COVENANTS...........   Although the Debentures are cross-defaulted
                                 with the Company's existing secured
                                 indebtedness, neither the Debentures nor the Indenture require the Company to comply with any independent financial covenants. See "Risk
                                 Factors -- Lack of Financial Covenants in
                                 Indenture".

USE OF PROCEEDS...............   To repay $15.0 million of existing secured
                                 indebtedness. See "Use of Proceeds".

COMMON STOCK OUTSTANDING......   6,090,969 shares(1).
-------------------------

(1) Does not include 902,800 shares of Common Stock which, at March 1, 1997, were reserved for issuance upon exercise of outstanding warrants and stock options, 544,500 shares of Common Stock reserved for issuance upon exercise of options available for future grant under the Company's stock option plans or 370,804 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                    TWENTY-EIGHT
                                                     FISCAL YEAR ENDED(1)                          WEEKS ENDED(1)
                                    ------------------------------------------------------   --------------------------
                                    MAY 29,    MAY 28,    MAY 27,    MAY 26,     MAY 31,     DECEMBER 8,   DECEMBER 13,
                                      1992       1993       1994       1995      1996(2)       1995(2)       1996(2)
                                    -------    -------    -------    -------     -------     -----------   ------------
                                                                                                    (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
RESULTS OF OPERATIONS:
  Net sales.......................  $739,733   $729,910   $772,098   $744,542   $  983,084    $514,908       $545,968
  Operating costs and
    expenses(3)...................   705,579    707,373    748,542    735,044    1,011,559     521,480        539,011
  Income (loss) from operations...    34,154     22,537     23,556      9,498      (28,475)     (6,572)         6,957
  Interest expense................     2,573      1,844      2,151      2,259        8,492       4,547          7,002
  Net income (loss)...............    21,055     13,863     14,083      5,255      (21,708)     (6,922)           305
  Earnings (loss) per share of
    common stock(4)...............  $   3.75   $   2.36   $   2.40   $   0.91   $    (3.76)   $  (1.20)      $   0.05
  Dividends per share of common
    stock.........................  $    .08   $    .20   $    .27   $    .28   $      .07   .$07......      $     --
  Weighted average shares
    outstanding...................     5,615      5,884      5,878      5,755        5,779       5,775          5,925
SELECTED OPERATING DATA:
  Hogs slaughtered................     3,286      3,150      3,230      3,420        3,339       1,727          1,696
  Net sales:
    Fresh meat products...........  $365,748   $336,575   $349,092   $321,844   $  355,015    $180,302       $202,113
    Processed meat products.......   368,384    386,711    416,338    415,358      623,044     331,721        341,036
    Other.........................     5,601      6,624      6,668      7,340        5,025       2,885          2,819
                                    --------   --------   --------   --------   ----------    --------       --------
  Total...........................  $739,733   $729,910   $772,098   $744,542   $  983,084    $514,908       $545,968
                                    ========   ========   ========   ========   ==========    ========       ========
OTHER DATA:
  EBITDA(5).......................  $ 42,122   $ 30,796   $ 32,714   $ 20,289   $  (10,687)   $  2,107       $ 17,053
  EBIT(6).........................    35,013     23,417     24,451     10,459      (26,066)     (5,939)         7,656
  Ratio of EBITDA to fixed
    charges(7)....................      5.8x       4.9x       4.4x       2.2x        (0.6x)       0.2x           1.4x
  Ratio of EBIT to fixed
    charges(8)....................      4.8x       3.7x       3.3x       1.1x        (1.5x)      (0.7x)          0.7x
  Ratio of earnings (loss) to
    fixed charges(9)..............      5.4x       4.4x       4.0x       1.9x        (1.0x)      (0.2x)         1.05x

                                                                  DECEMBER 13, 1996(2)
                                                               --------------------------
                                                                ACTUAL    AS ADJUSTED(10)
                                                                ------    ---------------
                                                                      (UNAUDITED)
BALANCE SHEET DATA:
  Working capital...........................................   $ 74,686      $ 74,686
  Total assets..............................................    333,820       334,920
  Long term debt (excluding current portion)................    165,448       166,548
  Shareholders' equity......................................     80,118        80,118

-------------------------
 (1) The Company's fiscal year consists of the 52- or 53-week period ending on the last Friday in May of each year. Fiscal 1996 was a 53-week year and all other years presented in this table were 52-week years. The Company's second fiscal quarter consists of twelve weeks and each subsequent fiscal quarter consists of twelve weeks, except that the fourth quarter consists of thirteen weeks in the case of a 53-week fiscal year.
 (2) On May 31, 1995, the Company completed the Wilson Acquisition. The results of operations of the Company for fiscal 1996 reflect a full year of operations related to the Wilson Acquisition.
 (3) Operating costs and expenses for fiscal 1995 includes a pre-tax restructuring charge to operations of $7.9 million. The Company closed its Tri-Miller Packing facility in Hyrum, Utah in an effort to eliminate duplicate facilities and excess personnel. The shutdown of this facility was substantially completed by the end of May 1995. The restructuring charge included $5.5 million related to the write-down of plant and equipment that were sold. Another $1.4 million included other costs related to the shutdown of the Tri-Miller facility, which also included employee severance payments. The remaining $1.0 million related to the write-down of real property and equipment to estimated realizable value associated with the relocation to a new corporate headquarters building and of the Company's spiral sliced ham operation to the newly constructed production facility in Ponca City, Oklahoma.

 (4) Restated at May 28, 1993 and May 29, 1992 to reflect a 3-for-2 stock split in December 1992 and at May 29, 1992 to reflect a 3-for-2 stock split in June 1991.
 (5) EBITDA represents earnings before interest, taxes, depreciation, amortization of intangible assets and deferred financing costs, and extraordinary items. The Company's various secured lenders use EBITDA as a method of measuring and analyzing the financial performance of the Company, because it eliminates the effects of interest, depreciation and amortization of intangibles on net income. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performances or to cash flows as a measure of the Company's liquidity. The LIFO method of accounting for inventories had the effect of decreasing income (loss) from operations by approximately $13,734,000 and net income
     (loss) (after income taxes) by approximately $8,927,000 at May 31, 1996, respectively. For the fiscal year ended May 26, 1995, the LIFO method of accounting for inventories had the effect of increasing income (loss) from operations by approximately $1,972,000 and net income (loss) by approximately $1,282,000, respectively.
 (6) EBIT represents earnings before interest and taxes.
 (7) The ratio of EBITDA to fixed charges was computed by dividing EBITDA by fixed charges. For this purpose "fixed charges" consist of interest expense on indebtedness, amortization of intangible assets and deferred financing costs, and minimum net rent payments.
 (8) The ratio EBIT to fixed charges was computed by dividing EBIT by fixed charges. For this purpose "EBIT" represents earnings before interest and taxes. For this purpose "fixed charges" consist of interest expense on indebtedness, amortization of intangible assets and deferred financing costs, and minimum net rent payments.
 (9) The ratio of earnings (loss) to fixed charges was computed by dividing earnings (loss) by fixed charges. For this purpose "earnings (loss)" consists of earnings (loss) before income taxes, extraordinary items and fixed charges. For this purpose "fixed charges" consist of interest expense on indebtedness, amortization of intangible assets and deferred financing costs, and minimum net rent payments.
(10) As adjusted to give effect to the sale of $15,000,000 principal amount of Debentures offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization".

                                  RISK FACTORS

     Prospective investors should carefully consider the factors set forth below, as well as other information included elsewhere herein or incorporated by reference, prior to purchasing the Debentures offered hereby.

RECENT RESULTS OF OPERATIONS; RISK OF DEFAULT UNDER SECURED INDEBTEDNESS

     The Company incurred a net loss of $21.7 million in fiscal 1996 and, following the end of fiscal 1996, the Company was in default under its borrowing arrangements. On September 11, 1996, the Company restructured its borrowing arrangements and granted its lenders security interests in substantially all of the Company's assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition". For the 28 weeks ended December 13, 1996, the Company had net income of $305,000, but on December 13, 1996, the Company was in non-compliance with one financial covenant relating to its secured indebtedness. While the Company obtained waivers of such non-compliance from the applicable lenders under the secured indebtedness, such lenders have no obligation to provide waivers of future non-compliance with such covenants and no assurance can be given that the Company could obtain waivers if the Company were to be in non-compliance with such covenants in the future. While the Company is currently in compliance with all financial covenants under its secured indebtedness, no assurance can be given that the Company will continue to remain in compliance. If the Company were to be in non-compliance with such financial covenants in the future and the lenders under the secured indebtedness were to fail to waive such non-compliance, such non-compliance would have a material adverse effect on the Company. See "Risk Factors -- Subordination of Debentures; No Limitation on Senior Indebtedness". In addition, although the Company reported net income of $305,000 for the 28 weeks ended December 13, 1996, the Company expects to report a net loss of between $1.7 million and $1.9 million for the 12 weeks ended March 7, 1997, and no assurance can be given that the Company will report a profit for the entire 1997 fiscal year or for any other future period.

MARKET CONSIDERATIONS; RAW MATERIALS

     The Company's results of operations and financial condition are affected by the costs and supply of live hogs and by the Company's selling prices for many of its products, which are determined by constantly changing market forces of supply and demand, over which the Company has limited control. In addition, profit margins in the Fresh Meats industry, which depend in part on the relationship between the cost of live hogs and the selling prices of primal pork cuts, may fluctuate significantly based upon various market factors over which the Company has limited control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Raw Materials".

COMPETITION

     The meat packing and manufacturing industry is highly competitive. The Company competes with large national, regional and local companies, some of which have substantially greater sales volume, brand name recognition and financial resources than the Company. Competition is encountered both in the procurement of raw materials and in the sale of products. There can be no assurance that the Company will be able to compete successfully in the future. See "Business -- Competition".

SUBORDINATION OF DEBENTURES; NO LIMITATION ON SENIOR INDEBTEDNESS

     The Debentures will be subordinate in right of payment to all present and future Senior Indebtedness and will not rank senior to any debt of the Company unless such debt is expressly subordinated to the Debentures. As of March 1, 1997, after giving effect to this offering and the application of the estimated net proceeds therefrom, Senior Indebtedness would have been approximately $140.5 million. In the event of a default in the payment of the principal of or interest on any Senior Indebtedness of the Company, the Company is prohibited from making any payment with respect to the principal of or interest or premium, if any, on the Debentures unless and until such default has been cured or waived or all Senior Indebtedness has been paid in full. Furthermore, the Indenture does not prohibit or limit the ability of the Company to incur additional Senior

Indebtedness, including Senior Indebtedness incurred in a highly leveraged transaction initiated by the Company's management or proposed by significant shareholders. Consequently, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's ability to service the debt evidenced by the Debentures. In addition, by reason of such subordination, in the event of any insolvency, receivership, liquidation or other reorganization of the Company, holders of Senior Indebtedness must be paid in full before the holders of the Debentures may be paid. Accordingly, there may be insufficient assets remaining after payment of prior claims to pay amounts due on the Debentures. See "Summary -- Summary Consolidated Financial Information", "Selected Consolidated Financial Data", "Description of Debentures -- Subordination of Debentures" and Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition".

LACK OF FINANCIAL COVENANTS IN INDENTURE

     Many commercial loan agreements mandate compliance by the borrower with certain financial covenants, such as financial statement ratios, net worth requirements, working capital requirements, interest and fixed charge coverage levels, liquidity or cash flow levels. These requirements are intended to monitor the financial condition of the borrower, provide the lender with a degree of comfort regarding the performance of the borrower and advance warning of certain problems, and require the borrower to operate within certain financial guidelines. Other loan documents, most notably unsecured debt instruments, do not necessarily include these requirements. Although the Indenture does not mandate compliance with financial covenants, the Company's secured indebtedness does mandate compliance with certain financial covenants which affect, among other things, the Company's ability to draw upon its line of credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition". The Indenture does not contain any provisions that would provide protection to holders of the Debentures against a sudden and dramatic decline in credit quality of the Company for any reason, including any takeover, recapitalization or similar restructuring, including a highly leveraged transaction initiated by the Company's management or proposed by significant shareholders.

REDEMPTION OF DEBENTURES

     The Debentures may be redeemed in whole or in part by the Company at the redemption prices set forth herein, plus accrued interest to the date of redemption; provided, that prior to April 1, 2000, the Debentures may not be redeemed (other than in connection with a Sale Event) unless the closing sale price of the Common Stock, as reported on The Nasdaq National Market, equals or exceeds 140% of the current conversion price for any 20 trading days within 30 consecutive trading days prior to the date notice of redemption is given to holders of the Debentures. In the event of redemption, holders of the Debentures may receive from the Company less than such holders would have received in the open market absent such redemption provisions. In addition, holders may not be able to locate an investment opportunity with interest rate and provisions which are similar to the Debentures at such time. See "Description of Debentures -- Optional Redemption".

     Upon a Repurchase Event, the Company is required to offer to repurchase any Debentures delivered to it for redemption at 101% of the principal amount thereof, plus accrued interest. The requirement to redeem the Debentures at a premium may have a deterrent effect on a potential takeover of the Company and, consequently, may have a negative effect on the price of the Common Stock into which the Debentures are convertible. See "Description of Debentures -- Repurchase Event".

CONTROL BY PRESENT SHAREHOLDERS

     Mr. Henry S Dorfman, Chairman of the Board of Directors of the Company, beneficially owns an aggregate of 2,701,061 shares of the Common Stock, or 44.3% of the shares issued and outstanding as of March 1, 1997. As a result, Mr. Henry S Dorfman has the ability to influence significantly most matters requiring approval by shareholders of the Company, including the election of the directors of the Company.

NO ASSURANCE OF A PUBLIC MARKET

     No assurance can be given that an active market for the Debentures will develop or, if developed, will continue. If no active market develops, it may be difficult for purchasers to resell their Debentures. The representative of the Underwriters has advised the Company that it intends to make a market for the Debentures although it is under no obligation to continue to do so and were such market making to be discontinued, investors would encounter difficulty effecting purchase or sale transactions in the absence of alternative market makers. See "Underwriting".

                                  THE COMPANY

     Thorn Apple Valley, Inc. is a major producer of processed meat and poultry products and is one of the largest slaughterers of hogs and sellers of related fresh pork products in the United States. The Company was originally incorporated in 1959 as a Michigan corporation. It reincorporated in Delaware in 1971 and reincorporated in Michigan in 1977. In 1984, the Company changed its corporate name from Frederick & Herrud, Inc. to Thorn Apple Valley, Inc.

     The Company's principal executive offices are located at 26999 Central Park Boulevard, Suite 300, Southfield, Michigan 48076 (telephone number: (810) 213-1000).

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Debentures offered by the Company are estimated to be $13.9 million ($16.0 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses.

     The Company intends to use the net proceeds to repay (on a pro rata basis based on the amounts outstanding at the time of repayment) amounts owing under its (i) $90.0 million revolving credit facility, (ii) $15.0 million 6.45% Notes due April 21, 2006, (iii) $8.0 million 8.42% Notes due October 1, 2003, (iv) $42.5 million 7.58% Notes due May 15, 2005, and (v) $5.5 million limited obligation industrial revenue bonds. The revolving credit facility accrues interest at the rate of prime plus one quarter percent and terminates on May 30, 1998. The 6.45% Notes currently accrue interest at the rate of 8.45%; provided, however, that such rate will be reduced to 7.45% upon completion of this offering. The 8.42% Notes currently accrue interest at the rate of 10.42%; provided, however, that such rate will be reduced to 9.42% upon completion of this offering. The 7.58% Notes currently accrue interest at the rate of 9.58%; provided, however that such rate will be reduced to 8.58% upon completion of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition".

                   PRICE RANGE OF COMMON SHARES AND DIVIDENDS

     The Company's Common Stock is traded on The Nasdaq National Market under the symbol "TAVI". The following table sets forth, for the periods indicated, the high and low sales prices of the Company's Common Stock on The Nasdaq National Market and the dividends per share paid by the Company.

                                                                 SALES PRICES      DIVIDENDS PER SHARE
                                                               ----------------    -------------------
                                                                HIGH      LOW
                                                                ----      ---
FISCAL 1995 (ENDED MAY 26, 1995)
  First quarter............................................    $25.25    $22.00           $.07
  Second quarter...........................................     30.25     23.00            .07
  Third quarter............................................     30.00     20.00            .07
  Fourth quarter...........................................     22.00     16.62            .07
FISCAL 1996 (ENDED MAY 31, 1996)
  First quarter............................................     23.50     18.00            .07
  Second quarter...........................................     19.50     15.12             --
  Third quarter............................................     17.75     14.00             --
  Fourth quarter...........................................     15.75     10.25             --
FISCAL 1997 (ENDING MAY 30, 1997)
  First quarter............................................     14.25      8.75             --
  Second quarter...........................................     15.75     11.38             --
  Third quarter............................................     16.75     13.13             --
  Fourth quarter (through March 19, 1997)..................     17.50     12.25             --

     On March 19, 1997, the last reported sales price of the Company's Common Stock, as reported on The Nasdaq National Market under the symbol "TAVI", was $16.75 per share. As of March 1, 1997, there were approximately 525 record holders of the Common Stock based on the records of the Company's transfer agent.

     The Company has not paid any cash dividends on its Common Stock since October 1995 and presently expects to retain all of its earnings to fund the growth of its business. In addition, under the terms of the Company's secured indebtedness, the Company is prohibited from paying dividends on its Common Stock. As a result, the Company has no present intention of paying any cash dividends on its Common Stock in the foreseeable future.

     Any future determination as to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend on the Company's financial condition, results of operations, capital requirements, compliance with charter and contractual restrictions and such other factors as the Board of Directors deems relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock".

                                 CAPITALIZATION

     The table sets forth the capitalization of the Company at December 13, 1996 and as adjusted to give effect to the issuance and sale of the Debentures offered hereby and the proposed application of the estimated net proceeds therefrom. See "Use of Proceeds". This table should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus.

                                                                   DECEMBER 13, 1996
                                                                -----------------------
                                                                 ACTUAL     AS ADJUSTED
                                                                 ------     -----------
                                                                    (IN THOUSANDS)
Short-term debt:
  Notes payable.............................................    $     25     $     25
  Current portion of long-term debt.........................       4,578        4,578
                                                                --------     --------
     Total short-term debt (1)..............................    $  4,603     $  4,603
                                                                ========     ========
Long-term debt (excluding current portion):
  Secured indebtedness......................................    $165,448     $151,548
  Subordinated unsecured indebtedness.......................          --       15,000
                                                                --------     --------
     Total long-term debt (2)...............................    $165,448     $166,548
                                                                --------     --------
Shareholders' equity:
  Preferred stock, 200,000 shares authorized, none issued...          --           --
  Common stock, 20,000,000 shares authorized, 6,075,152 and
     6,075,152 shares outstanding, respectively.............    $    607     $    607
  Capital in excess of par value............................      10,070       10,070
  Retained earnings.........................................      69,440       69,440
                                                                --------     --------
     Total shareholders' equity.............................      80,117       80,117
                                                                --------     --------
     Total capitalization...................................    $245,565     $246,665
                                                                ========     ========

-------------------------
(1) See Notes 3 and 6 of Notes to the Company's Consolidated Financial Statements for additional information relating to the Company's short-term debt obligations.

(2) See Note 6 of Notes to the Company's Consolidated Financial Statements for additional information relating to the Company's long-term debt obligations.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below for the fiscal years indicated were derived from the Company's audited Consolidated Financial Statements. The selected consolidated financial data for the twenty-eight weeks ended December 8, 1995 and December 13, 1996 were derived from unaudited consolidated financial statements appearing elsewhere herein, which include, in the opinion of management, all adjustments, consisting of normal adjustments, necessary to present fairly the results of operations and financial position of the Company for the periods and dates presented. The results for the twenty-eight weeks ended December 13, 1996 are not necessarily indicative of the results to be expected for fiscal 1997. This financial data should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                                              TWENTY-EIGHT
                                                         FISCAL YEAR ENDED(1)                                WEEKS ENDED(1)
                                  ------------------------------------------------------------------   --------------------------
                                  MAY 29,       MAY 28,       MAY 27,       MAY 26,        MAY 31,     DECEMBER 8,   DECEMBER 13,
                                    1992          1993          1994          1995         1996(2)       1995(2)       1996(2)
                                  -------       -------       -------       -------        -------     -----------   ------------
                                                                                                              (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
RESULTS OF OPERATIONS:
Net sales.......................  $739,733      $729,910      $772,098      $744,542      $  983,084    $514,908       $545,968
                                  --------      --------      --------      --------      ----------    --------       --------
Operating costs and expenses(3)
  Cost of goods sold, including
    delivery costs..............   654,844       655,147       693,784       669,068         932,131     476,745        496,403
  Selling.......................    21,502        21,996        24,156        25,377          37,533      21,262         17,576
  General and administrative....    22,124        22,851        22,339        22,912          26,516      15,427         15,635
  Depreciation and
    amortization................     7,109         7,379         8,263         9,830          15,379       8,046          9,397
  Restructuring charge..........        --            --            --         7,857(3)           --          --             --
                                  --------      --------      --------      --------      ----------    --------       --------
                                   705,579       707,373       748,542       735,044       1,011,559     521,480        539,011
                                  --------      --------      --------      --------      ----------    --------       --------
Income (loss) from operations...    34,154        22,537        23,556         9,498         (28,475)     (6,572)         6,957
                                  --------      --------      --------      --------      ----------    --------       --------
Other expenses (income):
  Interest......................     2,573         1,844         2,151         2,259           8,492       4,547          7,002
  Other, net....................      (859)         (880)         (895)         (961)         (2,409)       (633)          (699)
                                  --------      --------      --------      --------      ----------    --------       --------
                                     1,714           964         1,256         1,298           6,083       3,914          6,303
                                  --------      --------      --------      --------      ----------    --------       --------
Income (loss) before income
  taxes.........................    32,440        21,573        22,300         8,200         (34,558)    (10,486)           654
Provision (benefit) for income
  taxes.........................    11,385         7,710         8,217         2,945         (12,850)     (3,564)           349
                                  --------      --------      --------      --------      ----------    --------       --------
Net income (loss)...............  $ 21,055      $ 13,863      $ 14,083      $  5,255      $  (21,708)   $ (6,922)      $    305
                                  ========      ========      ========      ========      ==========    ========       ========
  Earnings (loss) per share of
    common stock(4).............  $   3.75      $   2.36      $   2.40      $   0.91      $    (3.76)   $  (1.20)      $   0.05
                                  ========      ========      ========      ========      ==========    ========       ========
  Dividends per share of common
    stock.......................  $    .08      $    .20      $    .27      $    .28      $      .07    $    .07       $     --
  Weighted average shares
    outstanding.................     5,615         5,884         5,878         5,755           5,779       5,775          5,925
SELECTED OPERATING DATA:
  Hogs slaughtered..............     3,286         3,150         3,230         3,420           3,339       1,727          1,696
  Net sales:
    Fresh meat products.........  $365,748      $336,575      $349,092      $321,844      $  355,015    $180,302       $202,113
    Processed meat products.....   368,384       386,711       416,338       415,358         623,044     331,721        341,036
    Other.......................     5,601         6,624         6,668         7,340           5,025       2,885          2,819
                                  --------      --------      --------      --------      ----------    --------       --------
  Total.........................  $739,733      $729,910      $772,098      $744,542      $  983,084    $514,908       $545,968
                                  ========      ========      ========      ========      ==========    ========       ========
OTHER DATA:
  EBITDA(5).....................  $ 42,122      $ 30,796      $ 32,714      $ 20,289      $  (10,687)   $  2,107       $ 17,053
  EBIT(6).......................    35,013        23,417        24,451        10,459         (26,066)     (5,939)         7,656
  Ratio of EBITDA to fixed
    charges(7)..................      5.8x          4.9x          4.4x          2.2x           (0.6x)       0.2x           1.4x
  Ratio of EBIT to fixed
    charges(8)..................      4.8x          3.7x          3.3x          1.1x           (1.5x)      (0.7x)          0.7x
  Ratio of earnings (loss) to
    fixed charges(9)............      5.4x          4.4x          4.0x          1.9x           (1.0x)      (0.2x)         1.05x
BALANCE SHEET DATA(2):
  Working Capital...............  $ 50,338      $ 42,467      $ 51,830      $ 31,757      $   59,043    $ 67,841       $ 74,686
  Total assets..................   132,600       143,949       185,442       204,296         325,616     338,299        333,820
  Long term debt (excluding
    current portion)............    15,069         8,844        27,937        35,465         159,809     154,735        165,448
  Shareholders' equity..........    72,886        86,309        96,170        98,596          76,725      91,399         80,118

-------------------------
(1) The Company's fiscal year consists of the 52- or 53-week period ending on the last Friday in May of each year. Fiscal 1996 was a 53-week year and all other years presented in this table were 52-week years. The Company's second fiscal quarter consists of twelve weeks and each subsequent fiscal quarter consists of twelve weeks, except that the fourth quarter consists of thirteen weeks in the case of a 53-week fiscal year.
(2) On May 31, 1995, the Company completed the Wilson Acquisition. The results of operations of the Company for fiscal 1996 reflect a full year of operations related to the Wilson Acquisition.
(3) During the fourth quarter of fiscal 1995, the Company recorded a pre-tax restructuring charge to operations of $7.9 million. The Company closed its Tri-Miller Packing facility in Hyrum, Utah in an effort to eliminate duplicate facilities and excess personnel. The shutdown of this facility was substantially completed by the end of May 1995. The restructuring charge included $5.5 million related to the write-down of plant and equipment that were sold. Another $1.4 million included other costs related to the shutdown of the Tri-Miller facility, which also included employee severance payments. The remaining $1.0 million related to the write-down of real property and equipment to estimated realizable value associated with the relocation to a new corporate headquarters building and of the Company's spiral sliced ham operation to the newly constructed production facility in Ponca City, Oklahoma.
(4) Restated at May 28, 1993 and May 29, 1992 to reflect a 3-for-2 stock split in December 1992 and at May 29, 1992 to reflect a 3-for-2 stock split in June 1991.
(5) EBITDA represents earnings before interest, taxes, depreciation, amortization of intangible assets and deferred financing costs, and extraordinary items. The Company's various secured lenders use EBITDA as a method of measuring and analyzing the financial performance of the Company, because it eliminates the effects of interest, depreciation and amortization of intangibles on net income. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performances or to cash flows as a measure of the Company's liquidity. The LIFO method of accounting for inventories had the effect of decreasing income (loss) from operations by approximately $13,734,000 and net income
    (loss) (after income taxes) by approximately $8,927,000 at May 31, 1996, respectively. For the fiscal year ended May 26, 1995, the LIFO method of accounting for inventories had the effect of increasing income (loss) from operations by approximately $1,972,000 and net income (loss) by approximately $1,282,000, respectively.
(6) EBIT represents earnings before interest and taxes.
(7) The ratio of EBITDA to fixed charges was computed by dividing EBITDA by fixed charges. For this purpose "fixed charges" consist of interest expense on indebtedness, amortization of intangible assets and deferred financing costs, and minimum net rent payments.
(8) The ratio EBIT to fixed charges was computed by dividing EBIT by fixed charges. For this purpose "EBIT" represents earnings before interest and taxes. For this purpose "fixed charges" consist of interest expense on indebtedness, amortization of intangible assets and deferred financing costs, and minimum net rent payments.
(9) The ratio of earnings (loss) to fixed charges was computed by dividing earnings (loss) by fixed charges. For this purpose "earnings (loss)" consists of earnings (loss) before income taxes, extraordinary item and fixed charges. For this purpose "fixed charges" consist of interest expense on indebtedness, amortization of intangible assets and deferred financing costs, and minimum net rent payments.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Profitability in the hog slaughter industry is affected by the cost and supply of hogs and pork product selling prices. The slaughtering industry has generally been characterized by relatively narrow profit margins and a trend toward larger, higher volume plants in order to reduce per unit costs. Processed meat and poultry processors generally receive higher profit margins on premium labeled items than on fresh pork and by-products.

     Hog prices represent the principal production cost of pork slaughterers and are an important element in the cost of certain processed meat products as well. Hog prices and hog supply are determined by constantly changing market forces. The ability of hog slaughterers and processors to maintain satisfactory margins may be affected by market factors over which such industry participants have limited control, including, in addition to the supply and price of live hogs, industry-wide slaughter levels, competition, the relative price of substitute products, overall domestic retail demand and the level of exports.

CURRENT PERIOD PERFORMANCE

     Although final results for the 12 weeks ended March 7, 1997 are not available as of the date of this Prospectus, based on preliminary indications management of the Company expects to report a net loss of between $1.7 million and $1.9 million, or between $.28 and $.31 per share for such period, compared to a net loss of $3.7 million, or $.63 per share, for the 12 weeks ended March 1, 1996. For the 40 weeks ended March 7, 1997, management of the Company expects to report a net loss of between $1.4 million and $1.6 million, or between $.23 and $.27 per share, compared to a net loss of $10.6 million, or $1.83 per share, in the comparable period of the prior fiscal year.

RESULTS OF OPERATIONS

     The following discussion analyzes material changes in the financial information of the Company during the Company's last two fiscal years and during the first 28 weeks of fiscal 1997.

     Twenty-Eight Weeks ended December 13, 1996 as Compared to Twenty-Eight Weeks ended December 8, 1995

     The Company's net income in the twenty-eight weeks ended December 13, 1996 increased by $7.2 million to net income of $.3 million from a net loss of $6.9 million for the prior year period. The increase in net income for the first two quarters of fiscal 1997 is attributable to increased sales and improved margins in the Company's Processed Meats and Fresh Meats divisions. The Company's Processed Meats operations have benefitted from the modern design, strategic geographical location, plant operating efficiencies and simplified product mix at the Ponca City plant. Such changes have resulted in significantly lower direct costs leading to improved profit margins. While the Company continued to improve its operating efficiencies at its Fresh Meats facility in the first two quarters of fiscal 1997, the substantial gains were somewhat offset by a further deterioration of profit margins in the Fresh Meats division. The Company believes that the recent high levels of hog producer profitability will encourage additional hog production, which should allow this industry segment to return to more normal levels of profitability.

     Net sales for the first two quarters of fiscal 1997 increased by $31.0 million, or 6.0%. The increase in net sales dollars was principally the result of increased average selling prices in the Company's Processed Meats and Fresh Meats divisions of 13.7% and 14.4%, respectively. Partially offsetting the increased average selling prices was a reduction in Processed Meats and Fresh Meats tonnage shipped of 9.6% and 2.0%, respectively. The Company's Processed Meats sales (in pounds) decreased as a result of the Company's elimination of certain lower margin product lines, including reduction in sales of some private label products. The Company's Fresh Meats sales (in pounds) were down primarily due to lower slaughter levels resulting from an industry wide shortage of live hogs available for slaughter. The increase in average selling prices primarily reflects an increase of approximately 22% in the cost of live hogs, the Company's primary raw material.

     Cost of goods sold (including delivery costs) increased by $19.7 million, or 4.1%, mainly as the result of the increased cost of live hogs referred to above, which was partially offset by a reduction in Processed Meats and Fresh Meats sales volume (in pounds) and increased Processed Meats and Fresh Meats plant operating efficiencies. As a percentage of net sales, costs of goods sold decreased to 90.9% from 92.6%.

     Selling expenses decreased $3.7 million, or 17.3%, principally as a result of lower promotional expenses and a reduction in the operating costs associated with the sales department resulting from the completion of the integration of the acquired Wilson sales function into the Company's business. As a percentage of net sales, selling expenses decreased to 3.2% from 4.1%.

     General and administrative expenses remained relatively unchanged from the prior year period. As a percentage of net sales, general and administrative expenses decreased slightly to 2.9% from 3.0%.

     Interest expense increased $2.4 million, or 54.0%. The increase was attributable to an increase in borrowings under the Company's revolving credit agreement that primarily was the result of the Company's fiscal 1996 operating losses and capital expenditures related to the Ponca City plant, and increased interest rates related to the restructuring of the Company's long-term revolving credit agreement and private placement note agreements in September, 1996.

     The provision for income taxes increased by $3.9 million, primarily due to the increase in pre-tax income from operations of $11.1 million to income of $.6 million from a loss of $10.5 million in the comparable prior period. The Company's effective tax rate increased to 53.4% from (34.0%).

     Earnings per share of common stock increased by $1.25 per share to income of $.05 per share from a net loss of $1.20 per share, due to increased profitability resulting from the factors discussed above.

     The results for the twenty-eight weeks ended December 13, 1996 are not necessarily indicative of the results to be expected for fiscal 1997.

     Fiscal 1996 as Compared to Fiscal 1995 (53 week fiscal year compared to 52 week fiscal year)

     The Company's net loss for the fiscal year ended May 31, 1996 was $21.7 million compared with net income of $5.3 million in fiscal 1995. The Company's fiscal 1995 net income was negatively impacted by a restructuring charge of approximately $5.0 million. (See Note 12 to the Notes to the Consolidated Financial Statements for additional information on the prior year's restructuring charge.) The decrease in profits was primarily attributable to lower Fresh Meats and Processed Meats profit margins and higher overhead costs in both the Fresh Meats and Processed Meats divisions. The LIFO (last in, first out) method of accounting for inventories had the effect after taxes of decreasing earnings for fiscal 1996 by approximately $8.9 million, compared with an increase to earnings of approximately $1.3 million in fiscal 1995.

     Operating profits for the Processed Meats division were negatively impacted by increased overhead costs associated with the manufacturing facilities acquired as part of the Wilson Acquisition, along with the start-up costs associated with the Ponca City facility. The profit margins experienced by the Fresh Meats division were lower during fiscal 1996 than the margins experienced by the Company in recent years due to adverse industry pricing conditions and inefficiencies at the Company's Fresh Meats facility. The Fresh Meats facility's inefficiencies were due in part to the operational difficulties encountered as a result of the complexities of the facility's operations and high rate of speed at which the facility operates. In response, the Company began assembling a new plant management team in September, 1995.

     Net sales for fiscal 1996 increased by $238.5 million or 32.0%. Sales (in pounds) and average selling prices in the Company's Processed Meats operations increased by 34.2% and 11.8%, respectively. The Company's Processed Meats operations sales volume increased primarily as a result of the Wilson Acquisition. The Company's Fresh Meats division's net sales increased by 10.3%, due to an increase in average selling prices of 18.0%, offset in part by a decrease in sales tonnage of 6.5%. The increase in average selling prices was significantly less than the increase of approximately 25.7% in the cost of live hogs, the Company's primary raw material. The Company's Fresh Meats sales (in pounds) was down primarily due to the closing, during fiscal

1995, of the Company's Tri-Miller facility and to a large increase in hams being retained for use in the Company's Processed Meats operations.

     Cost of goods sold (including delivery costs) increased by $263.0 million in fiscal 1996, or 39.3%, as compared to fiscal 1995, principally as a result of the increase in sales volume related to the Wilson Acquisition and as a result of the increased cost of live hogs referred to above. As a percentage of net sales, costs of goods sold increased from 89.8% in fiscal 1995 to 94.8% in fiscal 1996, primarily as a result of overhead costs associated with the integrated Wilson business and higher overhead costs associated with the recently completed Frederick Facility renovation, additional costs associated with the Ponca City plant and lower margins in the Company's Fresh Meats division. Although the Company believes that the Frederick and Ponca City plants are now operating at acceptable levels, the Company is unable to predict at this time if or when industry fresh pork margins will return to more profitable levels.

     Selling expenses increased by $12.2 million in fiscal 1996, or 47.9%, as compared to fiscal 1995, principally as a result of the additional sales employees, sales offices, and promotional programs associated with the Wilson Acquisition. As a percentage of net sales, selling expenses increased to 3.8% in fiscal 1996 from 3.4% in fiscal 1995, mainly due to the factors discussed above.

     General and administrative expenses increased $3.6 million in fiscal 1996, or 15.7%, as compared to fiscal 1995. The increase is primarily due to additional costs associated with the Wilson Acquisition. As a percentage of net sales, general and administrative expenses decreased to 2.7% in fiscal 1996 from 3.1% in fiscal 1995.

     Interest expense increased $6.2 million in fiscal 1996, or 276.0%, as compared to fiscal 1995. The increase is attributable to the significant increase in long-term debt associated with the Wilson Acquisition. In addition, borrowings under the Company's revolving credit agreement were significantly higher than prior year levels due to the Company's operating losses, and to capital requirements associated with the construction of the Ponca City plant.

     The provision for income taxes decreased by $15.8 million in fiscal 1996, primarily due to the decrease in pre-tax income from operations of $42.8 million to a pre-tax loss of $34.6 million from pre-tax income of $8.2 million in the comparable prior period, resulting from the factors discussed above. The Company's effective tax rate decreased to (37.5%) in fiscal 1996 from 35.9% in fiscal 1995.

     Earnings per share of common stock decreased by $4.67 per share to a net loss of $3.76 in fiscal 1996 per share, due to decreased profitability resulting from the factors discussed above.

     Fiscal 1995 as Compared to Fiscal 1994 (52 week fiscal year compared to 52 week fiscal year)

     The Company's net income for fiscal 1995 decreased 62.7% to $5.3 million, as compared with net income of $14.1 million in fiscal 1994. The Company accrued a restructuring charge primarily related to the closing of the Company's Tri-Miller Packing facility in Hyrum, Utah. The restructuring charge negatively impacted net income by approximately $5.0 million. (See Note 12 to the Notes to the Consolidated Financial Statements for additional information on the restructuring charge). The LIFO (last-in, first-out) method of accounting for inventories had the effect after taxes of increasing earnings for fiscal 1995 and fiscal 1994 by $1,282,000 and $538,000, respectively.

     The Company's results (exclusive of the restructuring charge) during 1995 were negatively impacted from decreased operating margins in both the Processed Meats and Fresh Meats divisions. The Processed Meats division margins decreased primarily from continued competitive industry pressures. The Fresh Meats division margins decreased as a result of higher operating costs associated with the renovation and expansion project combined with continued competitive industry margin pressures. The implementation of a very innovative and complex processing floor at the Company's Frederick Facility was significantly more involved and difficult than the Company anticipated.

     Net sales in fiscal 1995 decreased $27.6 million or 3.6%, as compared with fiscal 1994 levels. The decrease was due primarily to decreases of 7.2% and 8.3% in Processed Meats and Fresh Meats average selling prices, respectively. Offsetting the lower average selling prices were increases of 7.5% and .6% in Processed

Meats and Fresh Meats tonnage shipped, respectively. The decrease in selling prices was the result of a decrease in raw material costs combined with increased competitive pressure on the Company's Processed Meats pricing structure. The increase in the Processed Meats sales (in pounds) was the result of the continued emphasis by the Company on expanding the distribution of these products.

     Cost of goods sold (including delivery costs) decreased $24.7 million or 3.6%. The decrease was primarily the result of the decrease of approximately 17.5% in the average cost of live hogs purchased, which was partially offset by additional costs associated with the increase in unit volume. As a percentage of net sales, cost of goods sold remained at 89.9% for fiscal 1995, as in fiscal 1994.

     Selling expenses increased in fiscal 1995 by $1.2 million or 5.1%, as a result of increased marketing expenditures to enhance the distribution of the Company's products to more retail stores, particularly, in the southwestern and western regions of the United States. As a percentage of net sales, selling expenses increased to 3.4% in fiscal 1995 from 3.1% in fiscal 1994.

     General and administrative expenses increased slightly by $.6 million or 2.6% primarily due to inflationary cost increases. As a percentage of net sales, general and administrative expenses increased to 3.1% from 2.9%.

     Interest expense increased $.1 million or 5.0%, as a result of an increase in the Company's average outstanding borrowings. The increase in debt was primarily the result of increased long-term borrowings resulting from the increase in capital expenditures.

FINANCIAL CONDITION

     The Company's business is characterized by high unit sales volume and rapid turnover of inventories and accounts receivable. The demand for seasonal borrowings usually peaks in early December when ham inventories and accounts receivable are at their highest levels. These borrowings are generally repaid in January when the accounts receivable generated by the sales of these hams are collected.

     The Company is a party to secured lending agreements with four financial institutions and with three institutional lenders, as well as certain industrial revenue bond agreements. The Company's secured lending agreements were restructured on September 11, 1996. Prior to the restructuring, the Company had an $80 million unsecured revolving credit agreement with the four financial institutions, as well as a temporary additional $20 million line of credit from the four financial institutions. The lines of credit bore interest at rates no higher than the prime rate. The Company also had outstanding balances on three separate issues of unsecured notes in private placements to institutional investors. The first outstanding issue, issued on April 1, 1994, was in the principal amount of $15,000,000 and bore interest at a fixed rate of 6.45% per annum. The second outstanding issue, issued on October 1, 1994, was in the principal amount of $8,000,000 and bore interest at a fixed rate of 8.42% per annum. The third outstanding issue, issued on May 30, 1995, was in the principal amount of $42,500,000 and bore interest at a fixed rate of 7.58% per annum.

     Prior to the loan restructuring, the Company was in non-compliance with certain financial covenants relating to its unsecured revolving credit agreement, its private placement note agreements and its $5.5 million limited obligation revenue bond agreement. On September 11, 1996 the Company entered into agreements with the participating lenders to restructure the Company's revolving credit and note agreement facilities and one of the Company's limited revenue industrial bonds. As part of that restructuring, the lenders waived past non-compliances with financial covenants and those covenants were modified on a going-forward basis. The following is a description of the significant changes in the terms of the Company's borrowing agreements:

          1. Under the revolving credit agreement the $80 million credit limit was increased to $90 million and the interest under such agreement is payable on a monthly basis at an interest rate equal to prime plus one quarter percent.

          2. The interest rates on the private placement note agreements were increased by two percentage points.

          3. A $20 million short-term seasonal line of credit was provided, which expired on January 31, 1997, bore interest at an interest rate equal to prime plus two percent and was secured by a first lien on substantially all of the Company's assets. Although this seasonal line of credit has expired, under the terms of the Company's secured indebtedness, the Company has the right, subject to certain restrictions contained in the agreements evidencing the secured indebtedness, to obtain an additional seasonal line of credit in the future, secured by a first lien on the Company's assets.

          4. The Company granted a second lien on substantially all of the Company's assets which is shared on a pro rata basis by the $90 million revolving credit lenders, the $65.5 million private placement note lenders and the $5.5 million limited obligation lender.

          5. Henry S Dorfman, the Chairman of the Board of Directors of the Company and a significant shareholder of the Company, purchased 279,883 shares of newly-issued Common Stock from the Company at a price per share determined by the average closing price of the Company's Common Stock for the 20 trading days preceding the stock purchase.

          6. The Company agreed to obtain by April 30, 1997 a minimum of $15 million in subordinated debt financing. The proceeds from this offering will be used to reduce the outstanding balance of the private placement notes, revolving credit notes and limited obligation revenue bonds. See "Use of Proceeds", above.

          7. The agreements contain financial covenants with respect to consolidated net worth (as defined therein) and interest coverage. The Company is also required to achieve a prescribed level of consolidated earnings available for interest expense. In addition, the agreements limit borrowings, capital expenditures and investments, and do not allow the payment of cash dividends or repurchase of the Company's common stock.

     The following is a summary of the principal financial covenants contained in the Company's secured indebtedness borrowing agreements:

           (a) The Company is presently required to maintain a minimum level of consolidated adjusted net worth of at least $72 million through December 14, 1996, increasing to $74 million for the period from December 15, 1996 through March 8, 1997, to $76 million for the period from March 9, 1997 through April 30, 1997, and to $91 million plus 50% of the consolidated net earnings of the Company for each fiscal year commencing with fiscal 1997 for the period from May 1, 1997 through the date on which the loans shall have been paid in full. For purposes of this covenant calculation, consolidated adjusted net worth is defined as the sum of consolidated shareholder's equity less intangible assets incurred after the Company's Wilson acquisition, plus subordinated debt, including the Debentures. At December 13, 1996, the Company's consolidated adjusted net worth was $80.1 million.

           (b) The Company is required to maintain a minimum interest coverage ratio of 1.65 to 1 for the period from December 13, 1996 through December 12, 1997, of 1.85 to 1 for the period from December 13, 1997 through May 1, 1998, and of 2.0 to 1 for the period from May 2, 1998 through the date on which the loans shall have been paid in full. This ratio is measured at the end of each four week period during each fiscal year. At December 13, 1996, the Company's interest coverage ratio was 2.45 to 1.

           (c) At any time, the Company must limit its rental payments during the next succeeding 365-day period, for any property other than capital leases, to an aggregate of $9.0 million. At December 13, 1996, the Company's applicable rental payments for the next succeeding 365-day period were approximately $7.64 million.

           (d) The Company's aggregate amount of consolidated earnings available for interest expense for fiscal 1997 may not be less than $24.6 million. For purposes of this covenant calculation, consolidated earnings available for interest coverage equals EBITDA (as defined in Footnote 5 to the Selected Consolidated Financial Data included elsewhere in this Prospectus).

           (e) The Company is required to achieve minimum levels of Fresh Meats division earnings available for interest expense for specific year-to-date periods during its 1997 fiscal year. The required aggregate amount of Fresh Meats division earnings available for interest expense for the Company's second and third quarter year-to-date periods and for fiscal year 1997 may not be less than $2.0 million, ($1.0) million and ($3.0) million, respectively. For purposes of this covenant calculation, Fresh Meats division earnings available for interest expense equals EBITDA (as defined in Footnote 5 to the Selected Consolidated Financial Data included elsewhere in this Prospectus) for the Fresh Meats division. At December 13, 1996, the Company was not in compliance with its Fresh Meats division earnings available for interest coverage covenant for its second quarter ended December 13, 1996, as its Fresh Meats EBITDA for the period was $818,235. The Company has obtained from its various secured lenders unconditional waivers of such non-compliance.

           (f) The Company's total capital lease obligations may not exceed $7.0 million at any time. At December 13, 1996, the Company's total capital lease obligations were $5.0 million.

           (g) The Company's net capital expenditures may not exceed $8.2 million during its fiscal 1997 year or during its fiscal 1998 year. In subsequent fiscal years, net capital expenditures may not exceed $8.2 million plus 25% of consolidated net earnings for each such fiscal year. The Company expects to be in compliance with this covenant for its fiscal 1997 year.

     The Company's two other revenue bond agreements contain restrictive covenants that include the maintenance of a minimum level of consolidated net worth (as defined therein) and of certain financial ratios. At December 13, 1996, the Company was not in compliance with certain covenants contained in one of its industrial revenue bond agreements and the Company obtained an unconditional waiver of those violations from its lender through July 1, 1997. The Company has classified this obligation as a current liability, as a result of the waiver being less than one year in duration from the balance sheet date.

     At December 13, 1996, the Company had approximately $7.9 million in cash. Cash provided by operations during the twenty-eight weeks ended December 13, 1996 was approximately $10.0 million. In addition, the Company obtained $3.0 million from the sale of Common Stock to the Chairman of the Company's Board of Directors. Cash available at the beginning of the year plus cash acquired from financing activities was used principally to pay down the revolving credit agreement and other long-term debt of $7.3 million and to fund net capital expenditures of $2.7 million. The Company's net working capital increased to $74.7 million at December 13, 1996 from $59.0 million at May 31, 1996. The Company expects to incur net capital expenditures during fiscal 1997 of approximately $8.2 million. At December 13, 1996, the Company had total lines of credit available under its amended revolving credit agreement and seasonal line of credit agreement from four financial institutions aggregating $110.0 million, of which $20.1 was unused. Management believes that funds provided from operations and borrowings under available lines of credit will permit it to continue to finance its current operations and to further develop its business in accordance with its operating strategies.

OTHER

     The Company believes that the impact of inflation and changing prices would not significantly affect the Company's net income reported on a historical cost basis.

     During calendar 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and SFAS No. 123 "Accounting for Stock-Based Compensation". Both SFAS 121 and 123 are effective for fiscal years commencing after December 15, 1995. The Company has adopted both SFAS No. 121 and 123 for the fiscal year beginning on June 1, 1996.

                                    BUSINESS

GENERAL

     Thorn Apple Valley, Inc. (the "Company") is a major producer of processed meat and poultry products ("Processed Meats") and is one of the largest slaughterers of hogs and sellers of related fresh pork products ("Fresh Meats") in the United States. The Company's Processed Meats division engages in the manufacture and sale of bacon, hot dogs and lunch meats, hams, smoked sausages and turkey products. The Company markets its Processed Meats products under premium and other proprietary brand labels including "Thorn Apple Valley(R)", "Colonial(R)", "Corn King(R)", "Wilson Certified(R)" and "Cavanaugh Lakeview Farms(R)", as well as under private labels with major supermarket chains and other customers. Principal customers of the Company include food wholesalers, supermarkets, food service operations and other manufacturers located throughout the United States and in selected international markets. In recent years, the Company has focused on identifying emerging trends in consumer preferences and on developing Processed Meat products in response to those trends, in an attempt to be a market leader in emerging market segments that offer opportunities for increased sales volume and higher profit margins than those associated with more mature and more competitive product segments. For example, the Company has developed innovative packaging concepts and products which are leaner and have lower fat contents (such as the Company's premium deli-style sliced turkey ham, turkey breast and cooked ham products) to appeal to consumers seeking products which are more convenient to use and are healthier than existing product alternatives.

THE COMPANY'S RECENT DEVELOPMENTS

     In recent years, the Company's strategy has been to modernize its production facilities, to relocate certain production and distribution facilities to geographically strategic locations and to increase its sales of higher-margin premium brand Processed Meat products. To this end, the Company has accomplished the following:

          - To respond to consumer demand for certain products and to enhance the Company's manufacturing efficiencies, in November 1995 the Company began operating its newly constructed, 171,000 square foot, state-of-the-art processing facility in Ponca City, Oklahoma, which principally manufactures boneless and bone-in hams, premium double-glazed spiral sliced hams and premium sliced lunch meats such as turkey ham, turkey breast and cooked ham.

          - To increase manufacturing efficiencies and to meet customers' changing packaging and product variety requirements in the Fresh Meats division, the Company completed a $40 million renovation of its Fresh Meats facility located in Detroit, Michigan (the "Frederick Facility").

          - To position the Company as a national distributor of Processed Meats, to strengthen the Company's manufacturing and distribution capabilities in the southern and western United States and to augment the Company's premium brand Processed Meats business, in May 1995 the Company acquired substantially all of the assets (including the brand names "Wilson Certified(R)" and "Corn King(R)") of the Wilson Retail Division of Foodbrands America, Inc., a major manufacturer of premium branded Processed Meats products (the "Wilson Acquisition"). See "Business -- Wilson Acquisition".

          - To streamline various corporate operations, including purchasing, sales and marketing, the Company relocated and consolidated its corporate headquarters and opened a new, 60,000 square foot distribution center in Edwardsville, Kansas. The Company also closed three older, less efficient processing facilities, two of which were acquired in the Wilson Acquisition, and one distribution center.

     In connection with the Company's expansion and renovation projects described above, the Company experienced both planned and unplanned start-up costs and operating inefficiencies at the Frederick Facility and at the Ponca City plant in fiscal years 1995 and 1996. In addition, during this period the Company, and the entire fresh pork industry, experienced a shortage in the supply of live hogs, a significant increase in the price of live hogs and a reduction in profit margins associated with the slaughtering of hogs. As a result of the costs associated with the integration of the Wilson Acquisition, operating inefficiencies and start-up costs experienced at the Ponca City facility and Frederick Facility, reduced profit margins experienced by the Company's Fresh Meats division and the effects of the LIFO method of accounting for inventory, for the fiscal year ended May 31, 1996 the Company experienced a net loss of $21.7 million, compared with net income of $5.3 million during the prior fiscal year.

     While profit margins in the hog slaughtering industry remain low, in fiscal 1997 the Company has experienced improved efficiency and yields in its Fresh Meats operation, and the Company's Processed Meats Division has benefited from increases in both sales and profitability resulting from the Wilson Acquisition and the other changes instituted by the Company. For the 12 weeks ended December 13, 1996 the Company had net income of $2,017,000, or $.33 per share, compared to a net loss of $1,757,000, or $.30 per share, for the similar period in the prior fiscal year. For the 28 weeks ended December 13, 1996, the Company had net income of $305,000, or $.05 per share, compared to a net loss of $6,922,000, or $1.20 per share, for the similar period in the prior fiscal year. The improved performance resulted primarily from better margins in the Fresh Meats division achieved through direct cost reductions from the facility enhancements and from stronger sales and margins in the Processed Meats division.

BUSINESS STRATEGY

     The Company's business strategy is to increase revenue and enhance profitability by (i) increasing the sales of the Company's higher margin premium brand Processed Meats products while reducing the Company's reliance on sales of lower margin private label products, (ii) continuing to improve production efficiencies in the Company's Fresh Meats and Processed Meats production facilities, (iii) developing and marketing new Processed Meats products, including products targeted to health-conscious consumers, and (iv) increasing overall sales volume through additional marketing strategies with an emphasis on sales to international markets, including Russia and Korea. The key elements of this strategy are as follows:

          Increase Sales of Processed Meats Products. The Company continues to emphasize the marketing of premium brand Processed Meats products because it believes that sales of these products generally provide higher and more consistent profit margins than controlled and private brand label Processed Meats products or Fresh Meats products. In connection with this strategy, the Company has terminated arrangements with several customers pursuant to which the Company was producing private label products under such customers' brand names.

          Improve Fresh Meats and Processed Meats Production Efficiencies. The Company intends to continue improving the production and operation efficiencies at the Frederick Facility, which were adversely impacted by the $40.0 million expansion and renovation of the Frederick Facility undertaken by the Company in fiscal years 1994 and 1995, and at its Processed Meats facilities. Although the operating inefficiencies resulting from the major renovation project at the Frederick Facility negatively impacted profit margins on sales of Fresh Meats in fiscal years 1995 and 1996, the Company believes that it has remedied most of the significant operating inefficiencies at the Frederick Facility and intends to continue improving operating efficiencies, thereby lowering manufacturing costs and improving profit margins.

          Develop and Market New Processed Meats Products. The Company plans to continue developing new Processed Meats products to respond to emerging trends in consumer preferences, emphasizing products that offer opportunities for higher profit margins than those associated with more mature and more competitive markets. In particular, the Company continues to expand the use of poultry in its products and to take other steps to provide leaner, lower-fat products to health-conscious consumers and to continue developing innovative packaging concepts. The Company believes that opportunities exist to extend its current product lines into related Processed Meats products, thereby leveraging its current premium brand names.

          Increase Sales Volume Through Additional Marketing Strategies. The Company is developing various sales and marketing strategies to increase sales of both Processed Meats and Fresh Meats products. These strategies include increasing sales of the Company's products to international markets such as Russia and Korea, and cross-selling "Thorn Apple Valley(R)" products to customers of "Wilson Certified(R)" or "Corn King(R)" products and vice versa.

     The Company believes that, under current market conditions, the restructuring accomplished over the last two years will allow it to continue to improve its operating performance. The Company is experiencing improved sales and profitability in its Processed Meats division and increased efficiency and yield at its Fresh Meats facility. The Company has significant excess capacity which would allow the Company to increase sales of its products without significant additional capital expenditures. The Company believes that the recent high levels of hog producer profitability will encourage additional hog production, which should allow this industry segment to return to more normal levels of profitability. The Company also believes that it is well positioned to benefit from increased sales of products and from improved market conditions in the Fresh Meats industry, although the Company is unable to predict if and when market conditions will improve.

WILSON ACQUISITION

     On May 30, 1995, the Company purchased certain assets from Foodbrands America, Inc. and its subsidiaries ("Foodbrands"). The Company acquired substantially all of Foodbrands' Wilson Retail Division ("Wilson") assets used by Wilson in its business of producing and marketing retail meat products (the "Wilson Acquisition"). The acquired assets included three manufacturing facilities, machinery and equipment, current assets and certain trademarks and tradenames, including the brand names "Wilson Certified(R)" and "Corn King(R)". Two of the facilities acquired were older, less efficient processing facilities which the Company closed in fiscal 1996. The aggregate purchase price for the assets acquired and the assumption of certain liabilities was approximately $64.6 million. During the five year period following the date of the acquisition, Foodbrands has the right to receive from the Company, in accordance with an Earnout Agreement, 12.5% of any increase in the aggregate market price of the Company's outstanding shares of common stock above $156.6 million, up to a total earnout payment of $10.0 million. During fiscal 1996, no amount was paid to Foodbrands under the Earnout Agreement.

PRODUCTS, OPERATIONS AND MARKETING

     The Company is engaged in a single segment business with two principal product categories: processed meat and poultry products ("Processed Meats") and fresh pork ("Fresh Meats"). The Company believes that its Processed Meats division realizes a strategic advantage by being able to procure a substantial portion of its raw materials from the Fresh Meats division. The following table shows for the fiscal years indicated the net sales and approximate pounds of products shipped for the Company's Processed Meats division and Fresh Meats division.

                                                       1992     1993     1994     1995     1996
                                                       ----     ----     ----     ----     ----
NET SALES (IN DOLLARS)
  Processed Meats...................................  $368.4   $386.7   $416.3   $415.4   $623.0
  Fresh Meats.......................................   365.7    336.6    349.1    321.8    355.0
  Other(1)..........................................     5.6      6.6      6.7      7.3      5.1
                                                      ------   ------   ------   ------   ------
       Total........................................  $739.7   $729.9   $772.1   $744.5   $983.1
NET SALES (%)
  Processed Meats...................................      50%      53%      54%      56%      63%
  Fresh Meats.......................................      49       46       45       43       36
  Other(1)..........................................       1        1        1        1        1
                                                      ------   ------   ------   ------   ------
       Total........................................     100%     100%     100%     100%     100%
PRODUCTS SHIPPED (IN LBS.)
  Processed Meats...................................   320.3    337.8    351.7    378.2    507.7
  Fresh Meats.......................................   458.8    415.6    419.6    422.2    394.6
                                                      ------   ------   ------   ------   ------
       Total........................................   779.1    753.4    771.3    800.4    902.3
PRODUCTS SHIPPED (%)
  Processed Meats...................................      41%      45%      46%      47%      56%
  Fresh Meats.......................................      59       55       54       53       44
                                                      ------   ------   ------   ------   ------
       Total........................................     100%     100%     100%     100%     100%

-------------------------
(1) Other is comprised principally of transportation revenue from transportation services provided to third parties.

     Due to market conditions, profit margins on sales of Processed Meats products are usually more consistent than profit margins on sales of Fresh Meats and by-products. Processed Meats manufacturers generally receive higher profit margins on premium labeled items. The Company's emphasis in its sales and marketing programs is to expand sales of higher margin products and develop new packaging concepts and product innovations that will appeal to emerging trends in consumer preferences.

     The Company experiences some seasonality in its business. Specifically, the Company's sales of smoked and spiral sliced hams are typically at their highest levels during the Christmas and Easter holiday seasons as a result of increased consumer demand. In order to accommodate the increased holiday sales, the Company typically builds substantial inventories of hams in anticipation of its future holiday business. Also, the Company's sales of skinless smoked sausage, hot dogs and bacon products are generally higher during the summer months.

     Processed Meats Products

     The Processed Meats operations of the Company's business involve the production and sale of consumer-brand labeled, packaged meat and poultry products, such as bacon, hot dogs and lunch meats, hams, smoked sausages and turkey products. The Company's Processed Meats sales division, which has regional offices, markets the Company's consumer packaged meat and poultry products using a national sales force which calls on the Company's various customers. Price lists, product availability, marketing programs and payment terms, however, are determined by the corporate office. The Company's customer base is generally comprised of wholesalers or large supermarket chains.

     The Thorn Apple Valley-Grand Rapids division of the Company ("Grand Rapids"), which is located in Grand Rapids, Michigan, is engaged in the production and sale of approximately 50 varieties of packaged meat products such as hot dogs, lunch meats (such as bologna, salami and pickle loaf), corned beef and smoked sausage, under brand names which include "Thorn Apple Valley(R)", "Colonial(R)", "Wilson Certified(R)" and "Corn King(R)" and other controlled and private label brands.

     The Thorn Apple Valley-Deli & Smoked Meats division of the Company ("Smoked Meats"), which is located in Detroit, Michigan, is primarily engaged in the production and sale of premium sliced lunch meats, spiral sliced hams, cooked hams, deli hams and specialty boneless hams. These products are sold to supermarket chains under various brand names, including "Thorn Apple Valley(R)", "Colonial(R)" and "Cavanaugh Lakeview Farms(R)" and other controlled and private label brands.

     The Thorn Apple Valley-Carolina division of the Company ("Carolina"), which is located in Holly Ridge, North Carolina, produces bacon and related by-products. These items are sold principally to supermarket chains under brand names which include "Thorn Apple Valley(R)", "Colonial(R)" and other controlled and private label brands.

     The Thorn Apple Valley-Dixie division of the Company ("Dixie"), which is located in Forrest City, Arkansas, and is primarily engaged in the production of hot dogs. The products are sold to supermarket chains and to international markets under brand names which include "Wilson Certified(R)", "Corn King(R)" and "Colonial(R)" and other controlled and private label brands.

     The Thorn Apple Valley-Ponca City division of the Company ("Ponca City"), which is located in Ponca City, Oklahoma, and is primarily engaged in the production of boneless and bone-in hams, premium, double glazed spiral sliced hams and premium sliced lunch meats such as turkey ham, turkey breast and cooked ham. The Ponca City facility is a newly-constructed, 171,000 processing plant that was put into production in November 1995. Its products are sold to supermarket chains under brand names which include "Thorn Apple Valley(R)", "Wilson Certified(R)", "Corn King(R)", "Cavanaugh Lakeview Farms(R)" and "Colonial(R)" and other controlled and private label brands.

     The Thorn Apple Valley-Council Bluffs division of the Company ("Council Bluffs") is located in Council Bluffs, Iowa, and is primarily engaged in the production of a variety of boneless ham products. The Council Bluffs facility is operated and managed by a major meat packing company pursuant to a production agreement. See "Raw Materials" below for further discussion of such production agreement.

     During fiscal 1996, the Company closed its Thorn Apply Valley-Concordia division ("Concordia") and its Thorn Apple Valley-Shreveport division ("Shreveport"). The Concordia division had produced boneless hams and related smoked meat products and the Shreveport division had produced specialty products such as natural casing hot dogs. The production of these products was moved primarily to the Company's Council Bluffs and Smoked Meats divisions.

     Fresh Meats Products

     The Thorn Apple Valley-Frederick division of the Company ("Frederick"), which is located in Detroit, Michigan, is engaged in the slaughtering and cutting of hogs and the sale of primal cuts of fresh pork products, including hams, shoulders, loins, ribs, butts and pork bellies, and of related by-products, such as edible renderings and meat trimmings. Approximately 3,339,000, 3,146,000 and 2,891,000 hogs were slaughtered by Frederick in fiscal years 1996, 1995 and 1994, respectively. The Company's Utah division, which was closed during fiscal 1995, slaughtered approximately 274,000 and 339,000 hogs during fiscal years 1995 and 1994, respectively.

     Sales of products by the Frederick division are ordinarily initiated and completed by telephone between buyers and Frederick sales personnel. Sales are also made through brokers located throughout the United States and abroad. Customers for primal cuts and trimmings are generally wholesalers, supermarket chains, and outside processors. Most edible offal items are cleaned, boxed and frozen for storage until delivery to the customer. Fat trimmings and some inedible items are sold to renderers. The Company also further processes some of its primal cuts into higher margin boneless products.

     The supply of hogs, plant operating efficiencies, industry slaughter capacity, prevailing prices for competing meat products and consumer demand all affect the profitability of the Company's Fresh Meats operations. The profit margins experienced by the Company and the fresh pork industry on sales of Fresh Meats and by-products were lower during fiscal 1996 than the margins experienced by the Company and the industry in recent years. The lower margins resulted from an industry wide hog shortage, and an increase in the price of hogs, as well as from increased costs to produce Fresh Meats products caused by operating inefficiencies at the Company's Frederick Facility (which resulted from an extensive plant renovation project). The Company believes that it has remedied most of the significant operating inefficiencies at the Frederick Facility.

TRADEMARKS AND LICENSES

     The Company owns or has the right to use over 80 various trademarks, including those described above and certain trademarks purchased from Foodbrands. The trademarks are valuable to the Company because of the significant market advantage that name recognition provides in the national and international retail markets served by the Company. Most of the trademarks used by the Company are registered with the appropriate administrative offices, and the Company intends to renew each such registration as long as the related trademark is used with respect to a current line of products.

DISTRIBUTION AND CUSTOMERS

     During fiscal 1996 approximately 16% of the Company's products were marketed in Michigan. This percentage was approximately 19% and 20% for fiscal 1995 and 1994, respectively. The balance of the products were marketed in each of these years primarily in 46 other states, Washington, D.C., Canada and to Pacific Rim countries. Sales to customers in foreign countries during fiscal 1996 totaled approximately $14,900,000. This total was approximately $9,300,000 for fiscal 1995 and approximately $11,200,000 for fiscal 1994.

     On a regular basis, the Company sells its Fresh Meats and Processed Meats products to more than 1,000 customers. These customers consist primarily of wholesalers, supermarket chains and, in the case of the Company's Fresh Meats division, other manufacturers of meat and poultry products. For fiscal 1996, approximately 33% of the Company's sales were made to its 10 largest customers, none of whom accounted for as much as 10% of the Company's sales. The Company does not have any significant long-term sales commitments except for the sale of its inedible rendering materials.

     In April 1996, the Company opened a new, 60,000 square foot distribution center in Edwardsville, Kansas and closed a small distribution center in Clearfield, Utah. The Company believes that this new distribution center, combined with the Company's distribution center in Detroit, Michigan, will enable the Company to provide a higher level of service to the Company's customers.

     The Company owns and operates a fleet of refrigerated tractor-trailers and additional trailers which are used for transporting a portion of its products to customers and to the Company's manufacturing facilities. The Company also engages the services of contract carriers, including Coast Refrigerated Trucking Co., Inc., National Food Express, Inc. and Millers Transport Inc., all wholly-owned subsidiaries of the Company. Products are shipped to supermarket chains, wholesalers and other meat processors. In addition to its own delivery equipment, the Company utilizes non-affiliated carriers or has customers make their own arrangements for delivery.

RAW MATERIALS

     The Company's primary raw material is live hogs. The purchase of live hogs accounted for approximately 72% of the total purchases of raw materials made by the Company during fiscal 1996. Purchases of live hogs are through a network of buying stations, selected brokers and direct from hog producers mainly in the states of Michigan, Ohio, Indiana and Illinois and in Ontario, Canada. Pursuant to an agreement with Michigan Livestock Exchange ("MLE"), MLE supplied approximately 65% of the total hogs purchased by the Company in fiscal 1996. Under the terms of the agreement, which expires in November 2004, MLE manages the Company's hog buying stations and provides the Company with hogs in accordance with the Company's quantity and quality specifications at MLE's hog costs plus certain expenses. In consideration, the Company pays MLE $83,333 per month as a facilities and use management fee.

     During fiscal 1996, Grand Rapids obtained 24% of all of the pork required in its operations from the Company's Fresh Meats division, which constituted approximately 14% of the cost of the total meat requirements of Grand Rapids. Approximately 68% of the pork processed during fiscal 1996 at Smoked Meats was obtained from the Company's Fresh Meats division, which constituted approximately 49% of its total meat requirements. Approximately 38% of the pork requirements of Ponca City was obtained from the Company's Fresh Meats division, which comprised approximately 22% of its total meat requirements. The Company's Dixie plant received approximately 13% of its pork requirements from the Company's Fresh Meats division, which represented approximately 3% of its total meat requirements. Approximately 53% of the pork bellies processed by Carolina were obtained from the Company's Fresh Meats division.

     The Company purchases poultry, beef and other meats required for its Processed Meats products and other materials such as seasonings, smoking and curing agents, sausage casings and packaging materials from a number of readily-available sources.

     In connection with the Wilson Acquisition, the Company assumed a production agreement (the "Production Agreement") with a major meat packing company (the "Producer"). Pursuant to the Production Agreement, the Producer constructed a ham production facility and the Company furnished all of the production equipment to be used in such facility. In addition, the Producer is obligated to produce at such facility, on an exclusive basis, all boneless ham products which the Company may require. In return, the Company has agreed to pay and/or reimburse Producer for all operating and fixed costs incurred at the facility and to pay Producer a fee of approximately $1,375,000 per year during the term of the agreement and any extensions thereof. The Production Agreement has an initial term (the "Initial Term") expiring on June 6, 2001 and may be renewed by the Company for up to five successive three year terms (the "Option Periods"). If the Company fails to renew the Production Agreement for each of the five Option Periods, or if the Company terminates or breaches the Production Agreement, the Company will be obligated to pay the $1,375,000 annual fee for the remainder of the Initial Term, if any, and an annual payment of approximately $408,000 for each remaining year of each of the five Option Periods. In such event, the Producer must use its best efforts to utilize the vacated facility to mitigate costs to the Company.

     In addition to the Production Agreement, the Company has also assumed a supply agreement with the Producer. The Company has agreed to purchase and the Producer has agreed to supply 400,000 pounds of boneless ham muscles on a weekly basis at a pricing formula equal to or more favorable than prices obtainable from other competitive suppliers. The term of such supply agreement runs concurrent with the term of the Production Agreement described above.

COMPETITION

     The meat packing and manufacturing industry is highly competitive. The Company competes with large national, regional and local companies, some of which have substantially greater sales volume, brand name recognition and financial resources than the Company. Competition is encountered both in the procurement of raw materials and in the sale of products. The Company's products also compete with other meat, fish and poultry products. Competition exists mainly with respect to product quality, name recognition, price and service.

EMPLOYEES

     The Company had, at March 1, 1997, approximately 4,000 employees, approximately 940 of whom are engaged in slaughtering and cutting hogs, approximately 2,180 of whom are engaged in the production of the processed meat and poultry products, and approximately 880 of whom are employed in administration, sales or transportation.

     The majority of the Company's production workers are employed under four union contracts. These contracts are generally for a period of two to four years and have various expiration dates through the third quarter of fiscal 2000. The Company has historically maintained good labor relations. The unexpired portions of the existing agreements contain no significant labor cost increases.

REGULATION

     Like other participants in the meat and poultry processing industry, the Company is subject to various laws and regulations relating to the construction and maintenance of facilities, production standards and pollution control administered by federal, state and other government entities, including the Environmental Protection Agency and corresponding state agencies such as the Michigan Department of Natural Resources, the United States Department of Agriculture, and the Occupational Safety and Health Administration. All of the Company's existing Fresh Meats and Processed Meats plants are federally inspected by the United States Department of Agriculture under the Federal Meat Inspection Act. The Company believes that it is in compliance with all health, environmental and other laws and regulations in all material respects and that continued compliance with existing standards will not have a material effect on the Company's results of operations or financial condition.

PROPERTIES

     The Company's principal plants, distribution centers and corporate headquarters, all of which are owned by the Company (unless otherwise indicated), are located as follows:

                                                                                         APPROXIMATE
                                                                                         FLOOR SPACE
         LOCATION                                    OPERATION                            (SQ. FT.)
         --------                                    ---------                           -----------
Detroit, Michigan              Hog slaughtering and boning operations                      218,000
Ponca City, Oklahoma           Manufacture of boneless and and bone-in hams, premium       171,000
                               double-glazed spiral sliced hams and premium sliced
                               lunch meats
Detroit, Michigan              Manufacture of premium sliced lunch meats, spiral           150,000
                               sliced hams, cooked hams, deli hams and specialty
                               boneless hams
Holly Ridge, North Carolina    Manufacture of bacon products                               150,000
Grand Rapids, Michigan         Manufacture of hot dogs, lunch meats, corned beef and       135,000
                               smoked sausage
Forest City, Arkansas          Manufacture of hot dogs                                      70,000
Edwardsville, Kansas(1)        Distribution center                                          60,000
Council Bluffs, Iowa(2)        Manufacture of boneless ham                                  53,000
Detroit, Michigan(1)(3)        Distribution center                                          50,000
Walker, Michigan               Poultry boning and manufacture of pork sausage and           45,000
                               corned beef products
Southfield, Michigan(4)        Corporate headquarters                                       34,000

-------------------------
(1) The Company leases warehouse space in these facilities.

(2) This facility is owned by a third party, but contains production equipment owned by the Company. See "Business -- Raw Materials".

(3) This facility is leased from a related party. See Note 4 to Notes to Consolidated Financial Statements.

(4) The Company leases this office space.

     In addition to the Company's plants, the Company owns and leases various buildings in Michigan and North Carolina. These buildings are used for maintenance, storage, certain manufacturing, distribution and other ancillary services and truck garages.

     The land on which each of these properties are located (excluding the leased properties) is owned by the Company. The properties described above were subject to mortgages collateralizing outstanding indebtedness in the aggregate amount of approximately $6.5 million as of May 31, 1996. As of the date of this Prospectus, substantially all of the Company's assets are subject to liens. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition".

     The Company believes its plants and equipment are in good repair and suitable for the present operation of its business. The production facilities of the plants are being utilized on either a one-shift or two-shift basis.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The directors and executive officers of the Company as of the date of this Prospectus are set forth below.

                NAME                   AGE                   POSITIONS WITH THE COMPANY
                ----                   ---                   --------------------------
Henry S Dorfman......................  75     Chairman of the Board
Joel Dorfman.........................  45     President and Chief Executive Officer
Louis Glazier........................  47     Executive Vice President Finance and Administration
Keith Jahnke.........................  43     Executive Vice President Processed Meats
Edward E. Boan.......................  46     Executive Vice President Fresh Meats and Human Resources
Moniek Milberger.....................  66     Director
John C. Canepa.......................  66     Director
Burton D. Farbman....................  54     Director
Seymour Roberts......................  62     Director

     Henry S Dorfman has served as Chairman of the Board of Directors since 1959. Mr. Dorfman also served as Chief Executive Officer of the Company from 1959 to July, 1995. Mr. Dorfman was a founder of the Company.

     Joel Dorfman has been a director since 1978. Mr. Joel Dorfman has served as President of the Company since March, 1985 and Chief Executive Officer of the Company since July, 1995. Mr. Dorfman joined the Company in September, 1973.

     Louis Glazier has been a director of the Company since 1988. Mr. Glazier has been Executive Vice President Finance and Administration of the Company since July, 1988. Mr. Glazier joined the Company in March, 1975.

     Keith Jahnke has been Executive Vice President Processed Meats since May 1996. Mr. Jahnke also served as Executive Vice President Sales and Marketing for the Company from 1987 to May 1996. Mr. Jahnke joined the Company in July, 1973.

     Edward E. Boan has been Executive Vice President Fresh Meats and Human Resources since 1991. Mr. Boan also served as General Manager and Vice President Fresh Meats from 1987 to 1991, and Vice President of Human Resources from 1985 to 1991.

     Moniek Milberger has been a director of the Company since the Company's inception. Mr. Milberger has been a Certified Public Accountant in private practice since 1960 and serves as a consultant to the Company.

     John C. Canepa has been a director of the Company since 1983. Mr. Canepa has been a consulting principal of Crowe Chizek, a certified public accounting and consulting firm, since November, 1995. From 1970 to November, 1995, Mr. Canepa served as President and Chief Executive Officer of Old Kent Financial Corporation and Old Kent Bank and Trust Company, Grand Rapids, Michigan.

     Burton D. Farbman has been a director of the Company since 1988. Mr. Farbman has been President of The Farbman Group, a real estate development and management company, since 1987, and prior to that was President of the Farbman Group in 1977.

     Seymour Roberts has been director of the Company since 1992. Mr. Roberts has been a Senior Vice President and Senior Partner of N.W. Ayer & Partners, an advertising agency, since February, 1992. From 1973 to 1991, Mr. Roberts served as Executive Vice President and General Manager of W.B. Doner & Company, an advertising agency.

                           DESCRIPTION OF DEBENTURES

     The Debentures will be issued under an Indenture to be dated as of March 25, 1997, between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"). The Debentures will represent unsecured general obligations of the Company, subordinated in right of payment to certain other obligations of the Company as described under "Subordination of Debentures" and convertible into Common Stock as described under "Conversion of Debentures". The Debentures will be limited to $17,250,000 aggregate principal amount, will be issued in fully registered form only in denominations of $1,000 or any integral multiple thereof and will mature on April 1, 2007.

     The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement and is also available for inspection at the office of the Trustee. Whenever particular provisions of the Indenture are referred to, such provisions are incorporated by reference as a part of the statements made in this Prospectus, and the statements are qualified in their entirety by such reference.

     The Debentures will bear interest from their date of original issuance, at the annual rate set forth on the cover page of this Prospectus, payable semi-annually on April 1 and October 1, commencing on October 1, 1997, to holders of record at the close of business on the preceding March 15 and September 15, respectively.

     Principal and premium, if any, will be paid and the Debentures may be presented for conversion, registration of transfer, and exchange, without service charge, at the corporate trust office of the Trustee in Boston, Massachusetts. Interest will be paid by checks mailed to holders of record unless the Trustee determines such method of payment to be inappropriate in the circumstances.

     The statements under this caption relating to the Debentures and the Indenture are summaries and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement. As used under this caption, the term "Company" refers only to Thorn Apple Valley, Inc., a Michigan corporation, and not to any of its subsidiaries.

CONVERSION OF DEBENTURES

     The holders of Debentures will be entitled at any time prior to the close of business on the business day preceding April 1, 2007, subject to prior redemption, to convert the Debentures or portions thereof (which are $1,000 or integral multiples thereof) into shares of Common Stock of the Company, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Debenture for interest accrued thereon or for dividends on any shares of Common Stock issued. If any Debenture not called for redemption is converted between a record date for the payment of interest and the related interest payment date, the Debentures must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted. The Company is not permitted to issue fractional shares of Common Stock upon conversion of Debentures and, in lieu thereof, will pay a cash adjustment based upon the average closing sales price of the Common Stock on The Nasdaq National Market (or the principal securities exchange where the Common Stock is then traded) on the last five trading days prior to the date of conversion. In the case of Debentures called for redemption, conversion rights will expire at the close of business on the business day preceding the redemption date.

     The conversion price is subject to adjustment, under formulas set forth in the Indenture, upon the occurrence of certain events, including the issuance of shares of Common Stock of the Company as a dividend or distribution on the Common Stock, subdivisions and combinations of the Common Stock, the issuance to all holders of Common Stock of certain rights or warrants entitling them for a period not exceeding 45 days to subscribe for Common Stock at less than the then current market price (as defined); and the distribution to all holders of Common Stock of any securities (other than Common Stock) or evidences of indebtedness of the Company or of assets (excluding cash dividends or distributions from retained earnings) or rights or warrants to subscribe for or purchase any of its securities (excluding those referred to above). No adjustment in the conversion price will be required unless such adjustment would require a change of at least $0.25 in the conversion price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. The Company reserves the right to make such reductions in the conversion price, in addition to those required by the foregoing provisions, as the Company in its discretion shall determine to be advisable in order that certain share-related distributions made by the Company to its shareholders after the date of this Prospectus will not be taxable. Except as stated above, the conversion price will not be adjusted for the issuance of shares of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right to purchase any of the foregoing, in exchange for cash, property, or services.

     In the case of a reclassification, consolidation, merger or statutory share exchange involving the Company as a result of which holders of Common Stock will be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for shares of Common Stock or in the case of a sale or conveyance to another corporation of all or substantially all of the property and assets of the Company, the holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, statutory share exchange, sale or conveyance had such Debentures been converted to shares of Common Stock immediately prior to such reclassification, consolidation, merger, statutory share exchange, sale or conveyance.

     In addition to the right to receive shares of Common Stock upon conversion, if the Company has distributed, or established a record date for distribution of, shares of the stock or other equity interest of any subsidiary to all of the holders of the Common Stock on a pro rata basis at any time between the date of the Indenture and the date of such conversion, then the Company and such subsidiary will execute a supplemental indenture providing that each Debenture shall be convertible into, and upon conversion the holder of each Debenture shall be entitled to receive, in addition to (and not in lieu of) such shares of Common Stock, the kind and amount of shares of stock or other equity interest receivable upon such distribution by a holder of the number of shares of Common Stock issuable upon conversion of such Debenture immediately prior to such distribution.

     In the event of a taxable distribution to holders of Common Stock which results in an adjustment of the conversion price, the holders of Debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; the absence of such an adjustment in certain other circumstances may also result in a taxable dividend to the holders of Common Stock.

OPTIONAL REDEMPTION

     The Debentures will be redeemable on at least 30 and not more than 60 days' notice, at the option of the Company, as a whole or in part, at any time after issuance, at the following prices (expressed as percentages of the principal amount), together with accrued interest to the date fixed for redemption if redeemed during the periods indicated below:

                     REDEMPTION                         REDEMPTION
                       PERIOD                             PRICE
                     ----------                         ----------
April 1, 1997 to March 31, 1998.....................       106%
April 1, 1998 to March 31, 1999.....................       105%
April 1, 1999 to March 31, 2000.....................       104%
April 1, 2000 to March 31, 2001.....................       103%
April 1, 2001 to March 31, 2002.....................       102%
April 1, 2002 to March 31, 2003.....................       101%
April 1, 2003 and thereafter........................       100%

     However, the Debentures may not be redeemed prior to April 1, 2000, except
(i) in connection with a "Sale Event" (as defined below) or (ii) unless the last reported sales price (determined as provided in the Indenture) of the Common Stock equals or exceeds 140% of the then effective conversion price (as described above) for any 20 trading days within a period of 30 consecutive trading days prior to the date notice of redemption is given to the holders of Debentures. A "Sale Event" means (a) the acquisition of 50% or more of the voting power of the Company's voting stock by a person or group, other than any current holder of 5% or more of the Common Stock (or a group including such a holder) or (b) a consolidation or merger involving the Company or a sale of 66 2/3% or more of the assets of the Company (generally, all consolidations, mergers and asset sales other than "migratory" mergers, mergers in which the outstanding capital stock is not affected, certain intercompany transactions, and transactions after which no person or group, other than a current holder of 5% or more of the Common Stock, or a group including such a holder, has more than 50% of the ordinary voting power of the surviving corporation).

SUBORDINATION OF DEBENTURES

     The payment of the principal of, premium, if any, and interest on the Debentures will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company. No payment on account of principal, premium, if any, or interest on the Debentures and no purchase, redemption or other acquisition of the Debentures may be made unless (i) at the time proposed for any such payment, redemption, purchase or other acquisition, full payment of amounts then due for principal, premium, if any, and interest and of all other amounts then due on all Senior Indebtedness shall have been made or duly provided for pursuant to the terms of the instrument governing such Senior Indebtedness, and (ii) at the time for, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Indebtedness or any agreement pursuant to which any Senior Indebtedness has been issued, any default which shall not have been cured or waived and which shall have resulted in such Senior Indebtedness being declared due and payable. In addition, the Indenture will also provide that if the holders of any Senior Indebtedness notify the Company that an event of default has occurred giving the holders of such Senior Indebtedness the right to accelerate the maturity thereof, no payment of principal or interest on the Debentures will be made, except accelerated within 270 days after the holders of such Senior Indebtedness have given notice of such event of default to the Company, such payments on the Debentures (otherwise than by reason of acceleration thereof) may be made so long as the maturity of such Senior Indebtedness is not accelerated. Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company, all Seniors Indebtedness must be paid in full before the Holders of the Debentures are entitled to any payments whatsoever. By reason of such subordination, in the event of insolvency, general creditors of the Company may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than Holders of Debentures or other subordinated indebtedness.

     "Senior Indebtedness" is defined as the principal of, premium, if any, interest on and other amounts due on any indebtedness (other than the Debentures), whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed by the Company for money borrowed from others (including, for this purpose, all obligations incurred under capitalized leases or purchase money mortgages) or in connection with the acquisition by it or a Subsidiary of any other business or entity and, in each case, all renewals, extensions and refundings thereof, unless the terms of the instrument creating or evidencing such indebtedness expressly provide that such indebtedness is not superior in right of payment to the payment of the principal of, premium, if any, and interest on the Debentures. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (a) indebtedness on amounts owed or compensation to employees, for goods or materials purchased in the ordinary course of business, or for services or (b) indebtedness of the Company to any of its Subsidiaries for money borrowed or advances from such Subsidiaries.

     As of March 1, 1997, the Company had approximately $154.4 million of Senior Indebtedness (approximately $140.5 million after giving effect to the application of the proceeds of this Offering). The Debentures and the Indenture do not prohibit or limit the ability of the Company to incur additional Senior Indebtedness. Following the Offering, the Company intends to incur additional indebtedness under its revolving line of credit and to enter into capital leases, and may incur additional indebtedness in connection with the acquisition of other businesses, including through joint ventures, which indebtedness and capital leases will constitute Senior Indebtedness.

     The Indenture permits the Trustee to become a creditor of the Company and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of Senior Indebtedness.

REPURCHASE EVENT

     The Company has agreed in the Indenture that, upon the occurrence of a Repurchase Event (as defined below), the Company will offer to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of a holder's Debentures (the "Repurchase Offer") at a price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "Repurchase Payment"). Within 30 days after the occurrence of a Repurchase Event, the Company shall mail a notice to each holder stating among other things: (i) the Repurchase Payment and the purchase date, which shall not be earlier than 45 days nor later than 60 days from the date such notice is mailed or such later date as may be necessary for the Company to comply with the requirements of the Exchange Act (the "Repurchase Date"); (ii) that any Debenture not tendered will continue to accrue interest; (iii) that, unless the Company defaults in the payment of the Repurchase Payment, all Debentures accepted for payment pursuant to the Repurchase Offer shall cease to accrue interest after the Repurchase Date; and (iv) the procedures that a holder must follow to accept a Repurchase Offer or to withdraw such acceptance. The Company will comply with any applicable requirements of the Exchange Act and other securities laws, and the regulations thereunder, governing the repurchase of the Debentures in connection with a Repurchase Event and may modify a Repurchase Offer to effect such compliance.

     A Repurchase Event is generally defined to include (i) the acquisition of 50% or more of the voting power of the Company's voting stock by a person or group, other than any current holder of 5% or more of the Common Stock (or a group including such a holder); (ii) a change, over a two-year period, in the composition of the Company's Board of Directors such that, with limited exceptions, the Board members at the beginning of the period, and Board members who were elected, or nominated for election, by the vote of at least two-thirds of the directors then in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved, no longer constitute a majority of the Board; (iii) the signing of a definitive agreement providing for a consolidation or merger involving the Company or the sale of 66 2/3% or more of the assets of the Company (generally, all consolidations, mergers and asset sales other than "migratory" mergers, mergers in which the outstanding capital stock is not affected, certain intercompany transactions, and transactions after which no person or group, other than a current holder of 5% or more of the Common Stock, or group including such a holder, has more than 50% of the ordinary voting power of the surviving corporation); and (iv) a distribution of cash or other properties to the Company's shareholders if the sum of (a) the ratio of the fair market value of the amount paid in such distribution to the then fair market value of the Company's outstanding capital stock, plus (b) the similar ratios for all other distributions during the prior 12-month period, exceeds 30%. For purposes of the Repurchase Event tests, the Company's "voting stock" means the Common Stock plus any other class or classes of stock which may be issued and have general voting power in the election of the Company's Board of Directors. The Company's "capital stock" means any stock which does not have dividend or liquidation priority over other stock of the Company, irrespective of relative voting powers.

     On or before 10:00 a.m., Eastern Time, on the Repurchase Date, the Company will deposit with the Trustee an amount equal to the Repurchase Payment in respect of all Debentures or portions thereof that have been properly tendered. The Trustee shall promptly mail to each holder of Debentures accepted for payment an amount equal to the Repurchase Price for such Debentures, and the Trustee shall promptly authenticate and mail to each holder a new Debenture equal in principal amount to any unpurchased portion of the Debentures surrendered.

     Except as described above with respect to a Repurchase Event, the Indenture does not contain any other provisions that permit the holders of the Debentures to require that the Company repurchase or redeem the Debentures in the event of a takeover or similar transaction. The provisions of the Indenture relating to the purchase of Debentures upon a Repurchase Event may impede the completion of a merger, tender offer or other takeover attempt. Neither the Trustee nor the Company's Board of Directors may relieve the Company of its obligation to repurchase Debentures.

     Credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may prohibit the Company from purchasing any Debentures or may provide that certain change in control events with respect to the Company would constitute a default under such agreements. In the event a Repurchase Event occurs at a time when the Company is prohibited from purchasing Debentures under its secured indebtedness or any other Senior Indebtedness, the Company could seek the consent of its lenders for the purchase of Debentures or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Debentures. In such case, the Company's failure to purchase tendered Debentures would constitute an Event of Default under the indenture. In such circumstances, the subordination provisions in the Indenture would restrict payments to the holders of Debentures. The Company may not have sufficient funds to repurchase the Debentures upon a Repurchase Event.

EVENTS OF DEFAULT

     An Event of Default is defined in the Indenture to include: (i) a default in payment of principal or premium, if any, on the Debentures when the same becomes due and payable at maturity, upon redemption or otherwise, whether or not prohibited by the subordination provisions of the Indenture; (ii) a default in the payment of any interest upon any Debenture when it becomes due and payable, and continuance of such default for a period of 30 days; (iii) a default by the Company in the performance or breach of any other covenant or warranty in the Indenture which continues for 60 days after the Company has received notice of such default from the holders of at least 25% of the outstanding principal amount of the Debentures; (iv) certain defaults under any obligations for money borrowed aggregating $1,000,000 or more; or (v) certain events involving bankruptcy, insolvency or reorganization of the Company or a significant subsidiary. The Indenture provides that the Trustee is required, within 90 days after the occurrence of a default which is known to the Trustee and is continuing, to give to the holders of the Debentures notice of such default; provided that, except in the case of default in the payment of principal or premium, if any, or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Debentures.

     The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of at least 25% in principal amount of the Debentures then outstanding may declare the principal of all the Debentures to be due and payable immediately, but if the Company shall cure all defaults (other than the nonpayment of interest and premium, if any, on and principal of any Debentures which shall have become due solely by reason of acceleration) and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Debentures then outstanding.

     The holders of a majority in principal amount of the Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee subject to certain limitations specified in the Indenture.

     In certain cases, the holders of a majority in principal amount of the outstanding Debentures may on behalf of the holders of all Debentures waive any past default except, unless theretofore cured, a default in the payment of the principal of, premium, if any, or interest on any of the Debentures (other than the nonpayment of interest and premium, if any, on and principal of any Debentures which shall become due by acceleration) or a default relating to an obligation of the Company which cannot be modified without the consent of the holder of each Debenture affected.

MERGERS AND SALES OF ASSETS BY THE COMPANY

     Subject to the provisions described above under "Repurchase Event", the Company may consolidate with or merge into any other corporation, sell or transfer all or substantially all of its assets to any person, provided that the Company is not otherwise in default under the Indenture after giving effect to the transaction and that the successor (or the acquiror of the Managed Care business) shall be organized and existing under the laws of the United States or any State thereof and shall assume all of the obligations of the Company under the Indenture and shall make provision for the conversion rights.

MODIFICATION OF THE INDENTURE

     Under the Indenture, the rights and obligations of the Company and the rights of Holders of the Debentures may be modified by the Company and the Trustee only with the consent of the Holders of not less than a majority in principal amount of the Debentures then outstanding; but no extension of the maturity of any Debenture, or reduction in the interest rate or premium, if any, or extension of the time of payment of interest, or any other modification in the terms or payment of the principal of, or premium, if any, or interest on the Debentures, or any modification of the subordination provisions in a manner adverse to the Holders, or adversely affecting the conversion rights or reducing the percentage required for modification, will be effective against any Holder without his consent.

MISCELLANEOUS

     No holder of a Debenture may institute any action against the Company under the Indenture (except actions for payment of overdue principal, premium, if any, or interest or the conversion of the Debentures) unless the holders of at least 25% of the principal amount of Debentures then outstanding shall have requested the Trustee to institute such action, and the Trustee shall not have instituted such action within 60 days of such request.

     No recourse shall be had for the payment of the principal, interest or premium, if any, on the Debentures or for any claim based thereon or otherwise in respect thereof or based on or in respect of the Indenture against any shareholder, officer, director, agent or employee of the Company. Each holder of Debentures by accepting a Debenture agrees to the foregoing provision.

     As long as any Debentures are outstanding, the Company will furnish holders of Debentures all quarterly and annual financial reports sent to the holders of the Common Stock of the Company.

CONCERNING THE TRUSTEE

     State Street Bank and Trust Company, a Massachusetts banking corporation, will be the Trustee under the Indenture. The Indenture will contain certain limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as defined in the Trust Indenture Act, it must eliminate such conflict or resign.

     The Holders of a majority in principal amount of all outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, provided that such direction does not conflict with any rule of law or with the Indenture. The Indenture will provide that in case an Event of Default shall occur and be known to the Trustee (which shall not be cured) the Trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs in the exercise of its power. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

     The Company has no outstanding borrowings from, and no other business relationship with, the Trustee.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 200,000 shares of Preferred Stock, $1.00 par value per share, 20,000,000 shares of Nonvoting Common Stock, $0.10 par value per share, and 20,000,000 shares of Common Stock, $.10 par value per share. The terms and conditions of the Company's capital stock are governed by the laws of Michigan, as well as by the Company's Articles of Incorporation and By-Laws.

PREFERRED STOCK

     Preferred Stock may be issued from time to time in series having such designated preferences and rights, qualifications and limitations as the Board of Directors may determine without any approval of shareholders. Preferred Stock could be given voting and conversion rights which would dilute the voting power and equity liquidation rights. None of the Preferred Stock is outstanding and the Company has no present plans to issue any such shares. In addition, the issuance of Preferred Stock by the Board of Directors could be utilized, under certain circumstances, as a method preventing a takeover of the Company.

COMMON STOCK

     As of March 1, 1997, the Company had 6,090,969 shares of Common Stock issued and outstanding, all of which are fully paid, validly issued and non-assessable. As of March 1, 1997, there were 525 holders of record of the Common Stock. Holders of Common Stock are entitled to one vote per share and do not have cumulative voting rights. Shareholders have no pre-emptive rights to purchase additional shares. Subject to preferences which may be granted to holders of Preferred Stock, holders of Common Stock are entitled to share in such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding share of Common Stock entitles its holder to participate ratably in the assets remaining after payment of liabilities.

     As of March 1, 1997, the Company had no shares of Nonvoting Common Stock outstanding and the Company has no present plans to issue any such shares. The Nonvoting Common Stock is identical in all respects to the Common Stock, except as to voting. Except as otherwise required by law, holders of Nonvoting Common Stock are not entitled to vote on matters as to which a vote of the shareholders of the Company is to be taken.

ANTI-TAKEOVER LEGISLATION

     Michigan law provides that the Company shall furnish to a shareholder upon request and without charge a full statement of the designations, relative rights, preferences and limitations of the shares of each class authorized to be issued, and the authority of the Board of Directors to designate and prescribe the relative rights, preferences and limitations of preferred shares.

     Chapters 7A and 7B of the Michigan Business Corporation Act may affect attempts to acquire control of the Company. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalization) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10 percent of the voting power of a covered corporation's outstanding shares) can only be consummated if approved by at least 90 percent of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The Board of Directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders. Upon completion of the Offering, Mr. Henry S Dorfman will continue to beneficially own more than 30 percent of the outstanding Common Stock and, if the Board of Directors elects to be subject to Chapter 7A, Mr. Dorfman will be able to prevent the attainment of the required supermajority approval.

     In general, under Chapter 7B, an entity that acquires "Control Shares" of the Company may vote the Control Shares on any matter only if a majority of all shares, and of all non-"Interested Shares", of each class of stock entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by officers of the Company, employee-directors of the company and the entity making the Control Share Acquisition. Control Shares are shares that, when added to shares already owned by an entity, would give the entity voting power in the election of directors or any of three thresholds: one-fifth, one-third and a majority. The effect of the statue is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. The Board of Directors may amend the bylaws before a Control Share Acquisition occurs to provide that Chapter 7B does not apply to the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is National City Bank, Cleveland, Ohio.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Roney & Co. is acting as representative (the "Representative"), have individually agreed to purchase from the Company the principal amounts of Debentures set forth below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such Debentures if any are purchased.

                                                                 PRINCIPAL
                            NAME                                  AMOUNT
                            ----                                 ---------
Roney & Co, L.L.C...........................................    $11,500,000
EVEREN Securities, Inc. ....................................        250,000
Interstate/Johnson Lane Corporation.........................        250,000
J.C. Bradford & Co. ........................................        250,000
Janney Montgomery Scott Inc. ...............................        250,000
Legg Mason Wood Walker, Inc. ...............................        250,000
McDonald & Company Securities, Inc. ........................        250,000
Mesirow Financial, Inc. ....................................        250,000
Morgan Keegan & Company, Inc. ..............................        250,000
The Ohio Company............................................        250,000
Pennsylvania Merchant Group Ltd. ...........................        250,000
Piper Jaffray Inc. .........................................        250,000
Rodman & Renshaw Inc. ......................................        250,000
Scott & Stringfellow Inc. ..................................        250,000
Stifel, Nicolaus & Company Incorporated.....................        250,000
                                                                -----------
       Total................................................    $15,000,000
                                                                ===========

     The Underwriters propose to offer the Debentures to the public initially at the offering price set forth on the cover page of this Prospectus and to certain broker dealers at such offering price less a concession not to exceed 3.0% of the principal amount. The Underwriters may allow, and such broker dealers may re-allow, a concession, not to exceed 0.5% of the principal amount, on sales to other broker dealers. The offering price and concessions to broker dealers may be changed by the Underwriters after the initial offering.

     The offering of the Debentures is made for delivery when, as and if accepted by the Underwriters, subject to prior sale and withdrawal, cancellation or modification of the offer without notice.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to an additional $2,250,000 principal amount of Debentures to cover over-allotments. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the $15,000,000 principal amount of Debentures offered hereby. If purchased, the Underwriters will sell such additional Debentures on the same terms on which the $15,000,000 principal amount of Debentures are being offered.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

     In connection with this offering, certain Underwriters and selling group members, if any, or their respective affiliates may engage in passive market making transactions in the Common Stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M. Passive market making consists of, among other things, displaying bids limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and all possible market making activity must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Honigman Miller Schwartz and Cohn, Detroit, Michigan. Certain legal matters in connection with the issuance of the Debentures offered hereby will be passed upon for the Underwriters by Dykema Gossett PLLC, Detroit, Michigan.

                                    EXPERTS

     The audited consolidated financial statements and financial statement schedule of the Company as of May 26, 1995 and May 31, 1996, and for each of the three years in the period ended May 31, 1996, included in this Prospectus and incorporated herein by reference to the Company's Annual Report on Form 10-K have been included and incorporated herein in reliance upon the reports of Coopers & Lybrand L.L.P., independent accountants, given upon their authority as experts in accounting and auditing. The reports of Coopers & Lybrand L.L.P. are dual dated to include Note 6 to the 1996 audited consolidated financial statements which discloses the amendment of the Company's secured indebtedness, which amendment occurred subsequent to the date of their original report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Financial Statements of Thorn Apple Valley, Inc. and
Subsidiaries:

                                                              Page
Report of Independent Accountants...........................  F-2

Consolidated Balance Sheets as of May 26, 1995 and May 31,
  1996 and December 13, 1996 (Unaudited)....................  F-3

Consolidated Statements of Operations for the Years Ended
  May 27, 1994, May 26, 1995 and May 31, 1996 and the
  Twenty-Eight Weeks Ended December 8, 1995 and December 13,
  1996 (Unaudited)..........................................  F-4

Consolidated Statements of Shareholders' Equity for the
  Years Ended May 27, 1994, May 26, 1995 and May 31, 1996
  and the Twenty-Eight Weeks Ended December 13, 1996
  (Unaudited)...............................................  F-5

Consolidated Statements of Cash Flows for the Years Ended
  May 27, 1994, May 26, 1995 and May 31, 1996 and the
  Twenty-Eight Weeks Ended December 13, 1996 (Unaudited)....  F-6

Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Thorn Apple Valley, Inc.
Southfield, Michigan

     We have audited the accompanying consolidated balance sheets of Thorn Apple Valley, Inc. and Subsidiaries as of May 26, 1995 and May 31, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility for the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thorn Apple Valley, Inc. and Subsidiaries as of May 26, 1995 and May 31, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1996 in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

Detroit, Michigan
August 26, 1996, except as to the information presented as a subsequent event in Note 6, for which the date is September 12, 1996

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  MAY 26,         MAY 31,       DECEMBER 13,
                                                                    1995            1996            1996
                                                                  -------         -------       ------------
                                                                                                (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $  4,730,637    $  5,809,559    $  7,880,815
  Short-term investments....................................         531,064         627,560         500,000
  Accounts receivable, net of allowance for doubtful
    accounts (May 1995, $789,100; May 1996, $621,800;
    December 1996, $786,000)................................      40,083,861      62,371,990      82,394,002
  Inventories (Note 2)......................................      44,800,792      56,263,210      58,896,821
  Refundable income taxes...................................       1,366,231      11,490,330
  Deferred income taxes (Note 7)............................       2,499,000       2,199,000       2,647,400
  Prepaid expenses and other current assets.................       4,073,817       5,732,537       5,461,050
                                                                ------------    ------------    ------------
    Total current assets....................................      98,085,402     144,494,186     157,780,088
                                                                ------------    ------------    ------------
Property, plant and equipment:
  Land......................................................       1,139,439       1,519,976       1,369,884
  Buildings and improvements................................      37,694,988      61,640,117      62,109,687
  Machinery and equipment...................................     117,712,476     155,911,312     158,005,611
  Transportation equipment..................................       7,529,516       7,498,075       7,345,743
  Property under capital leases.............................       7,428,634      10,301,819       9,956,881
  Construction in progress..................................      22,206,233       4,475,987       5,305,274
                                                                ------------    ------------    ------------
                                                                 193,711,286     241,347,286     244,093,080
    Less accumulated depreciation...........................      95,643,621      98,938,159     106,913,308
                                                                ------------    ------------    ------------
                                                                  98,067,665     142,409,127     137,179,772
                                                                ------------    ------------    ------------
Other assets:
  Intangible assets, net of accumulated amortization of
    $839,300 and $1,291,231 at May 31,1996 and December 13,
    1996, respectively......................................                      32,732,700      32,280,769
  Other.....................................................       8,143,298       5,980,190       6,579,138
                                                                ------------    ------------    ------------
    Total other assets......................................       8,143,298      38,712,890      38,859,907
                                                                ------------    ------------    ------------
                                                                $204,296,365    $325,616,203    $333,819,767
                                                                ============    ============    ============
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 32,474,150    $ 46,970,024    $ 48,231,651
  Notes payable, banks (Note 3).............................       5,960,000      14,700,000
  Notes payable, officer (Note 4)...........................       1,415,241         121,366          24,786
  Accrued liabilities (Note 5)..............................      23,378,430      20,840,961      30,079,170
  Current portion of long-term debt (Note 6)................       3,100,310       2,818,444       4,578,198
  Income taxes..............................................                                         180,361
                                                                ------------    ------------    ------------
    Total current liabilities...............................      66,328,131      85,450,795      83,094,166
                                                                ------------    ------------    ------------
Long-term debt (Note 6).....................................      35,464,669     159,808,923     165,447,644
                                                                ------------    ------------    ------------
Deferred income taxes (Note 7)..............................       3,908,000       3,631,000       5,160,000
                                                                ------------    ------------    ------------
Shareholders' equity:
  Preferred stock: $1 par value; authorized 200,000 shares;
    issued none
  Common nonvoting stock: $.10 par value;
    authorized 20,000,000 shares; issued none
  Common voting stock: $.10 par value; authorized 20,000,000 shares; issued 5,770,647 shares in May 1995; 5,786,129
    shares in May 1996 and 6,075,152 shares in December
    1996....................................................         577,065         578,613         607,515
  Capital in excess of par value............................       6,771,071       7,011,361      10,070,188
  Retained earnings.........................................      91,247,429      69,135,511      69,440,254
                                                                ------------    ------------    ------------
                                                                  98,595,565      76,725,485      80,117,957
                                                                ------------    ------------    ------------
                                                                $204,296,365    $325,616,203    $333,819,767
                                                                ============    ============    ============

                See notes to consolidated financial statements.

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                          FISCAL YEARS ENDED                 TWENTY-EIGHT WEEKS ENDED
                             --------------------------------------------   ---------------------------
                               MAY 27,        MAY 26,         MAY 31,       DECEMBER 8,    DECEMBER 13,
                                 1994           1995            1996            1995           1996
                               -------        -------         -------       -----------    ------------
                                                                                    (UNAUDITED)
Net sales..................  $772,098,333   $744,542,466   $  983,084,427   $514,907,690   $545,967,563
Operating costs and
  expenses:
  Cost of goods sold,
     including delivery
     costs.................   693,784,481    669,068,064      932,130,906    476,745,022    496,402,862
  Selling..................    24,155,852     25,377,029       37,533,477     21,262,134     17,575,687
  General and
     administrative........    22,339,197     22,911,735       26,515,629     15,427,096     15,635,581
  Depreciation and
     amortization..........     8,262,515      9,830,100       15,378,777      8,045,656      9,396,874
  Restructuring charge
     (Note 12).............                    7,857,319
                             ------------   ------------   --------------   ------------   ------------
                              748,542,045    735,044,247    1,011,558,789    521,479,908    539,011,004
                             ------------   ------------   --------------   ------------   ------------
Income (loss) from
  operations...............    23,556,288      9,498,219      (28,474,362)    (6,572,218)     6,956,559
                             ------------   ------------   --------------   ------------   ------------
Other expense (income):
  Interest, net............     2,151,359      2,258,674        8,491,769      4,546,783      7,002,401
  Other, net...............      (895,444)      (960,341)      (2,408,387)      (632,885)      (699,585)
                             ------------   ------------   --------------   ------------   ------------
                                1,255,915      1,298,333        6,083,382      3,913,898      6,302,816
                             ------------   ------------   --------------   ------------   ------------
Income (loss) before income
  taxes....................    22,300,373      8,199,886      (34,557,744)   (10,486,116)       653,743
Provision (benefit) for
  income taxes (Note 7)....     8,217,000      2,945,000      (12,850,000)    (3,564,000)       349,000
                             ------------   ------------   --------------   ------------   ------------
Net income (loss)..........  $ 14,083,373   $  5,254,886   $  (21,707,744)  $ (6,922,116)  $    304,743
                             ============   ============   ==============   ============   ============
Earnings (loss) per share
  of common stock..........         $2.40          $0.91           $(3.76)        $(1.20)         $0.05
                             ============   ============   ==============   ============   ============

                See notes to consolidated financial statements.

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                    COMMON STOCK       CAPITAL IN
                                                --------------------    EXCESS OF      RETAINED
                                                 SHARES      AMOUNT     PAR VALUE      EARNINGS
                                                 ------      ------    ----------      --------
Balance, May 28, 1993.........................  5,920,106   $592,011   $ 7,405,250   $ 78,311,895
Net income....................................                                         14,083,373
Cash dividends, $.27 per share................                                         (1,584,003)
Exercise of stock options including related
  tax benefits (Note 8).......................      9,500        950       133,039
Purchase and retirement of common stock.......   (126,533)   (12,654)   (2,759,791)
                                                ---------   --------   -----------   ------------
Balance, May 27, 1994.........................  5,803,073    580,307     4,778,498     90,811,265
Net income....................................                                          5,254,886
Cash dividends, $.28 per share................                                         (1,610,575)
Exercise of stock options including related
  tax benefits and other stock plans (Note
  8)..........................................    104,645     10,465     2,161,423
Purchase and retirement of common stock.......   (137,071)   (13,707)     (168,850)    (3,208,147)
                                                ---------   --------   -----------   ------------
Balance, May 26, 1995.........................  5,770,647    577,065     6,771,071     91,247,429
Net loss......................................                                        (21,707,744)
Cash dividends, $.07 per share................                                           (404,174)
Shares issued under employee stock purchase
  plan........................................     15,482      1,548       240,290
                                                ---------   --------   -----------   ------------
Balance, May 31, 1996.........................  5,786,129    578,613     7,011,361     69,135,511
(UNAUDITED INTERIM INFORMATION)
Net income....................................                                            304,743
Sale of common stock to an officer of the
  Company.....................................    279,883     27,988     2,972,358
Shares issued under employee stock purchase
  plan........................................      9,140        914        86,469
                                                ---------   --------   -----------   ------------
Balance, December 13, 1996....................  6,075,152   $607,515   $10,070,188   $ 69,440,254
                                                =========   ========   ===========   ============

                See notes to consolidated financial statements.

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FISCAL YEARS ENDED                TWENTY-EIGHT WEEKS ENDED
                                                    ------------------------------------------   ---------------------------
                                                      MAY 27,        MAY 26,        MAY 31,      DECEMBER 8,    DECEMBER 13,
                                                        1994           1995           1996           1995           1996
                                                      -------        -------        -------      -----------    ------------
                                                                                                         (UNAUDITED)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income (loss)...............................  $ 14,083,373   $  5,254,886   $(21,707,744)  $ (6,922,116)  $    304,743
                                                    ------------   ------------   ------------   ------------   ------------
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities:
  Depreciation....................................     8,262,515      9,830,100     14,539,477      7,593,725      8,944,943
  Restructuring charge............................                    6,915,646
  Amortization of intangibles.....................                                     839,300        451,931        451,931
  Deferred income taxes...........................       656,000        353,000         23,000        792,000      1,080,600
  (Gain) loss on disposition of property, plant
    and equipment.................................          (813)       (15,451)        13,568        438,885       (123,625)
  Provision for losses on accounts receivable.....      (100,500)        57,300        133,951        332,000        164,200
  Gain on sale of long-term investments...........                                    (627,802)
(INCREASE) DECREASE IN ASSETS:
  Accounts receivable.............................    (6,800,467)     4,049,338    (12,724,100)   (25,713,941)   (20,186,212)
  Inventories.....................................    (5,610,119)    (1,020,608)    (2,949,079)    (4,337,133)    (2,633,611)
  Refundable income taxes.........................       528,574     (1,366,231)   (10,124,099)    (4,483,342)    11,490,330
  Prepaid expenses and other assets...............      (362,919)    (2,425,749)    (2,404,887)    (1,167,624)      (199,901)
INCREASE (DECREASE) IN LIABILITIES:
  Accounts payable................................     7,289,671     (1,496,234)    14,495,874     11,679,853      1,261,627
  Accrued liabilities.............................     3,452,205      2,094,826     (5,957,251)     5,393,046      9,238,209
  Income taxes payable............................       526,722       (526,722)                                     180,361
                                                    ------------   ------------   ------------   ------------   ------------
  Total adjustments...............................     7,840,869     16,449,215     (4,742,048)    (9,020,600)     9,668,852
                                                    ------------   ------------   ------------   ------------   ------------
  Net cash provided by (used in) operating
    activities....................................    21,924,242     21,704,101    (26,449,792)   (15,942,716)     9,973,595
                                                    ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payment for acquisition of Wilson, net of cash
    acquired (Note 11)............................                                 (64,630,873)   (65,749,414)
  Proceeds from sale of long-term investments.....                                   4,484,005
  Proceeds from sale of property, plant and
    equipment.....................................     2,311,269        412,926      2,712,129        494,110        803,568
  Capital expenditures............................   (30,197,956)   (43,367,769)   (38,604,784)   (28,987,088)    (3,539,167)
                                                    ------------   ------------   ------------   ------------   ------------
  Net cash used in investing activities...........   (27,886,687)   (42,954,843)   (96,039,523)   (94,242,392)    (2,735,599)
                                                    ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from common stock sold to company
    officer.......................................                                                                 3,000,346
  Proceeds from long-term debt....................    20,500,000      8,000,000    122,500,000    122,500,000      8,400,000
  Principal payments on long-term debt............    (1,940,256)    (2,008,117)    (6,215,552)    (2,966,058)    (1,857,889)
  Net borrowings (payments) under lines of
    credit........................................                    5,960,000      8,740,000     (5,960,000)   (14,700,000)
  Net borrowings from (payments to) officers......       387,406       (582,788)    (1,293,875)      (709,267)       (96,580)
  Dividends paid..................................    (1,584,003)    (1,610,575)      (404,174)      (404,174)
  Proceeds from employee stock purchase plan......                                     241,838        130,050         87,383
  Purchase and retirement of common stock.........    (2,772,445)    (3,390,704)
  Proceeds from stock options exercised including
    related tax benefits..........................       133,989      2,171,888
                                                    ------------   ------------   ------------   ------------   ------------
  Net cash provided by (used in) financing
    activities....................................    14,724,691      8,539,704    123,568,237    112,590,551     (5,166,740)
                                                    ------------   ------------   ------------   ------------   ------------
  Net increase (decrease) in cash.................     8,762,246    (12,711,038)     1,078,922      2,405,443      2,071,256
  Cash and cash equivalents, beginning of year....     8,679,429     17,441,675      4,730,637      4,730,637      5,809,559
                                                    ------------   ------------   ------------   ------------   ------------
  Cash and cash equivalents, end of year..........  $ 17,441,675   $  4,730,637   $  5,809,559   $  7,136,080   $  7,880,815
                                                    ============   ============   ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest, net of amounts capitalized..........  $  2,336,000   $  4,003,000   $ 10,877,142   $  5,465,522   $  8,685,643
                                                    ============   ============   ============   ============   ============
    Income taxes paid (refunded), net.............  $  6,207,000   $  3,991,000   $ (2,858,701)  $     33,429   $(12,402,817)
                                                    ============   ============   ============   ============   ============
  Noncash investing activities:
    Capital lease obligations.....................  $    895,578   $  2,935,020   $    256,852   $     84,740   $    856,364
                                                    ============   ============   ============   ============   ============
ACQUISITION:
  The Company purchased substantially all of the
    assets of Wilson (Note 11)
  In conjunction with the acquisition, liabilities
    were assumed as follows:
    Fair value of assets acquired.................                                $ 75,571,743
    Cash paid.....................................                                 (64,630,873)
                                                                                  ------------
    Liabilities assumed...........................                                $ 10,940,870
                                                                                  ============

                See notes to consolidated financial statements.

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        YEARS ENDED MAY 31, 1996, MAY 26, 1995 AND MAY 27, 1994 AND THE TWENTY-EIGHT WEEKS ENDED DECEMBER 13, 1996 AND DECEMBER 8, 1995 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS:

     The Company is engaged in the manufacture and sale of bacon, hot dogs, lunch meats, hams, smoked sausage and turkey products, as well as the slaughtering of hogs and the sale of related fresh meat products. The Company sells its products principally to wholesalers, supermarkets and other manufacturers throughout the United States and in selected international markets.

PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL 1997 INTERIM INFORMATION (UNAUDITED):

     The consolidated financial statements as of and for the twenty-eight weeks ending December 13, 1996 and December 8, 1995 are unaudited. In the opinion of management, they include all adjustments consisting of normal recurring items, necessary for a fair presentation of financial position and results of operations. The results of operations are not necessarily indicative of the results which may be expected for the full year.

CASH AND CASH EQUIVALENTS:

     Cash and cash equivalents include cash on hand, demand deposits and short-term investments with a maturity of three months or less at the date of acquisition.

SHORT-TERM INVESTMENTS:

     Short-term investments are those with a maturity in excess of three months at the date of acquisition and are valued at cost, which approximates market.

INVENTORIES:

     Substantially all inventories are stated at the lower of last-in, first-out ("LIFO") cost or market.

PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment are stated at cost. Upon retirement or disposal of property, plant and equipment, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in other income. Depreciation is computed for financial reporting purposes generally on the straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is charged against results of operations as incurred. Inactive assets held for sale are recorded at the lower of net book value (cost less accumulated depreciation) or net realizable value. The Company capitalized interest incurred on debt

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED during the course of major projects which approximated $1,092,000 and $1,048,000 during fiscal 1996 and 1995, respectively.

INTANGIBLE ASSETS:

     The Company's intangible assets consist of trademarks and tradenames and are amortized on a straight-line basis over their estimated useful lives, determined to be 40 years. Intangible assets are periodically reviewed for impairment based on an assessment of future operations.

IMPAIRMENT OF LONG-LIVED ASSETS:

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires that carrying values of long-lived assets and certain identifiable intangible assets be evaluated based on the future (undiscounted and without interest charges) cash flows expected to be realized from the use of the asset and its eventual disposition. If the sum of the expected future cash flows from an asset is less than the carrying value, an impairment loss must be recognized. SFAS No. 121 is effective for fiscal years commencing after December 15, 1995. The Company will adopt SFAS No. 121 in the fiscal year beginning on June 1, 1996, the impact is not expected to be material to the Company's financial position or results of operations.

COMMODITY OPTIONS AND FORWARD CONTRACTS:

     The Company has a variety of commodity option and forward contracts. Realized gains and losses are recognized currently in income and expenses. The Company utilizes price risk management activities and hedging procedures in an effort to minimize the potential adverse effects from raw material market price level changes. Risk management and hedging activities are often utilized with forward sales contracting, with forward raw material procurement and with margin management. Hedging approaches are typically used to protect margins on forward sales obligations and for freezer inventories. The majority of the Company's finished product sales are not hedged as they are manufactured from raw material procured from current production.

EARNINGS PER SHARE OF COMMON STOCK:

     Earnings per share of common stock are based on the weighted average number of common shares outstanding during each year. The weighted average number of shares for 1996, 1995 and 1994 were 5,778,559, 5,754,726 and 5,877,789, respectively.

     The potential dilution from shares issuable under employee stock option plans is excluded from the computation of the weighted average number of common shares outstanding since it is not material.

FISCAL 1997 INTERIM INFORMATION (UNAUDITED):

     The weighted average number of shares for the twenty-eight weeks ended December 13, 1996 and December 8, 1995 were 5,924,644 and 5,774,736, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION:

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Statement requires the Company either to recognize an expense for stock compensation in the financial statements using a fair-value-based method or to continue to measure compensation expense using the intrinsic value method prescribed in Accounting Principles Board Opinion

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
("APBO") No. 25, "Accounting for Stock Issued to Employees," with additional pro forma footnote disclosure regarding the impact on net earnings and net earnings per share as if the fair-value-based method of accounting had been applied. SFAS No. 123 is effective for fiscal years commencing after December 15, 1995. The Company will adopt SFAS No. 123 in the fiscal year beginning June 1, 1996.

FISCAL YEAR:

     The Company's fiscal year is reported on a 52/53-week period which ends on the last Friday in May. Fiscal year ended May 31, 1996 is a 53-week period. Fiscal years ended May 26, 1995 and May 27, 1994 are for 52-week periods.

RECLASSIFICATIONS:

     Certain amounts from prior years have been reclassified to conform with the current year presentations.

FISCAL 1997 INTERIM INFORMATION (UNAUDITED):

     Certain amounts from prior years have been reclassified to conform with the current years interim period financial presentation.

2. INVENTORIES:

                                                                   1996           1995
                                                                   ----           ----
At lower of cost or market:
Supplies....................................................    $ 9,559,537    $ 6,824,152
Raw materials...............................................     23,518,145     11,389,564
Work in process.............................................      3,588,512      4,914,163
Finished goods..............................................     36,281,016     24,622,913
                                                                -----------    -----------
                                                                 72,947,210     47,750,792
Less LIFO reserve...........................................     16,684,000      2,950,000
                                                                -----------    -----------
                                                                $56,263,210    $44,800,792
                                                                ===========    ===========

     The LIFO method of accounting for inventories had the effect (after income taxes) of decreasing net income by approximately $8,927,000 ($1.54 per share) for the year ended May 31, 1996 and increasing net income by approximately $1,282,000 ($.22 per share) and $538,000 ($.09 per share) for the years ended May 26, 1995 and May 27, 1994, respectively.

FISCAL 1997 INTERIM INFORMATION (UNAUDITED):

     No provision has been made during the current fiscal year for last-in, first-out (LIFO) reserve adjustments. Inventories would have been approximately $16,684,000 higher at December 13, 1996 if the first-in, first-out (FIFO) method had been used for inventory valuation.

3. LINES OF CREDIT AND SHORT-TERM BORROWINGS:

     At May 31, 1996, the Company had $20 million in temporary unsecured lines of credit with four participating banks, of which $5,300,000 was unused. The temporary, short-term lines, with interest at the prime rate of 8.25% at May 31, 1996, were used to fund working capital needs and were set to expire on May 31, 1996, however, the financial institutions have agreed as part of the debt amendments to replace these short-term lines with a new seasonal line of credit expiring January 31, 1997 (see Note 6 for further discussion of long-term debt amendments).

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

3. LINES OF CREDIT AND SHORT-TERM BORROWINGS -- (CONTINUED)
FISCAL 1997 INTERIM INFORMATION (UNAUDITED):

     At December 13, 1996 none of the seasonal line of credit was drawn upon.

4. NOTES PAYABLE, OFFICER, AND OTHER RELATED PARTY TRANSACTIONS:

     Notes payable, officer, are due on demand, with interest payable monthly at approximately 1 percent below the prime rate. Interest expense on the notes payable, officer, amounted to approximately $76,600, $226,400 and $150,600 for the years ended 1996, 1995 and 1994, respectively.

     Accounts receivable include a noninterest-bearing note receivable from a trust that has purchased life insurance policies for certain officers and other employees. The balance of the note was approximately $804,000 and $1,700,000 at May 31, 1996 and May 26, 1995, respectively.

     The Company leased its previous sales division office building from entities controlled by certain officers/shareholders of the Company. During 1996, 1995 and 1994, the Company paid rent of approximately $165,500, $174,600 and $174,600, respectively, for the use of this location.

     The Company maintains inventory at a freezer warehouse that is 75 percent owned by an officer and director of the Company. Storage and handling expenses paid to this freezer warehouse amounted to approximately $2,076,000, $2,311,000 and $1,071,000 for the years ended 1996, 1995 and 1994, respectively. Additionally, the Company rents a portion of the freezer warehouse for use as a distribution center. Currently, the Company is operating under a one year lease option that expires in January 1997. Freezer warehouse rent expense amounted to $882,000 for the years ended 1996, 1995 and 1994.

5. ACCRUED LIABILITIES:

     Included within accrued liabilities are employee benefits representing self insured programs of $4,588,849 and $3,842,068 at May 31, 1996 and May 26, 1995,
respectively.

6. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                                  1996          1995
                                                                  ----          ----
A.  Revolving credit agreement..............................  $ 80,000,000
B.  Private placements notes................................    65,500,000   $23,000,000
C.  Revenue bonds...........................................    10,629,449     9,785,733
D.  Obligations under capital leases........................     5,143,814     4,096,304
E.  Other note..............................................     1,354,104     1,682,942
                                                              ------------   -----------
                                                               162,627,367    38,564,979
     Less current portion...................................     2,818,444     3,100,310
                                                              ------------   -----------
                                                              $159,808,923   $35,464,669
                                                              ============   ===========

     A. The unsecured revolving credit agreement is with four financial institutions at variable interest rates no higher than the prime rate or its equivalent. The commitments under the revolving credit agreement expire on May 30, 1998, but may be extended annually for successive one-year periods with the consent of the financial institutions. The commitment fee on the unused portion of the facility is .25 percent per annum. The weighted average interest rate at May 31, 1996 was 6.60 percent.

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

6. LONG-TERM DEBT -- (CONTINUED)
     B. At May 31, 1996, the outstanding balance consisted of three separate issues of unsecured notes in private placements to institutional investors. The first outstanding issue, issued on April 1, 1994, was in the principal amount of $15,000,000 and bore interest at a fixed rate of 6.45 percent per annum. The principal on the first issue is due in equal annual installments of $1,666,666 beginning April 1, 1998, and ending April 1, 2005, with the remaining principal payable at maturity on April 21, 2006. The second outstanding issue, issued on October 1, 1994, was in the principal amount of $8,000,000 and bore interest at a fixed rate of 8.42 percent per annum. The principal on the second issue is due at maturity on October 1, 2003. Interest on the first two issues is payable semi-annually on the first day of April and October of each year. The third outstanding issue, issued on May 30, 1995, was in the principal amount of $42,500,000, and bore interest at a fixed rate of 7.58 percent per annum. The principal on the third issue is due in annual installments of $6,071,429 beginning May 15, 1999, and ending May 15, 2004, with the remaining principal payable at maturity on May 15, 2005. Interest is payable semi-annually on the fifteenth day of May and November of each year.

     C. At May 31, 1996, the outstanding principal balance of the revenue bonds consisted of three separate bond issues. The first outstanding issue, referred to as the industrial revenue bond, is at $2,550,000 with varying quarterly principal payments due July 1, 1996 through January 1, 2000, and quarterly interest at 81.1042 percent of the current prime rate (at May 31, 1996 the interest rate was 6.69 percent).

     The second outstanding issue, which is referred to as the limited obligation revenue bond, is at $5,500,000 with monthly interest payments at a variable rate and the principal due at maturity on December 1, 2005. The variable rate of interest paid on the second issue during the month of May 1996, averaged 4.21 percent.

     The third outstanding issue referred to as the economic development revenue bond, is at $2,579,449 with varying monthly principal and interest at 6 percent per annum through maturity on June 30, 2000.

     The first and third issues are collateralized by property, plant and equipment, while the second bond issue is collateralized by a $5,600,000 letter of credit.

     D. The obligations under capital leases are at fixed interest rates ranging from 5.5 percent to 11 percent and are collateralized by property, plant and equipment.

     Property under capital leases consists of the following:

                                                                   1996           1995
                                                                   ----           ----
Machinery and equipment.....................................    $10,301,819    $7,428,634
  Less accumulated amortization.............................      3,408,120     2,752,543
                                                                -----------    ----------
                                                                $ 6,893,699    $4,676,091
                                                                ===========    ==========

     Future minimum rentals for property under capital leases are as follows:

YEAR ENDING                                                       AMOUNT
-----------                                                       ------
1997........................................................    $1,768,780
1998........................................................     1,684,065
1999........................................................     1,601,654
2000........................................................       647,424
2001........................................................       161,811
                                                                ----------
Total minimum lease obligation..............................     5,863,734
  Less interest.............................................       719,920
                                                                ----------
Present value of total minimum lease obligation.............    $5,143,814
                                                                ==========

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

6. LONG-TERM DEBT -- (CONTINUED)
     E. The note is secured by a second lien on certain property, plant and equipment. Principal and interest are due quarterly through the date of maturity on September 13, 2000. The interest is at a fixed rate of 7 percent per annum.

     The aggregate maturities of long-term debt (excluding obligations under capital leases) during the five years subsequent to May 31, 1996 are: 1997, $1,390,889, 1998, $3,222,871, 1999, $89,402,449, 2000, $9,314,402, and 2001,
$8,033,894.

     The fair value of the Company's long-term debt approximates the carrying amount based on the current rates offered to the Company on similar debt.

SUBSEQUENT EVENT-LONG-TERM DEBT AMENDMENTS:

     On May 31, 1996, the Company was in non-compliance with certain financial covenants relating to its unsecured revolving credit agreement, its private placement note agreements, and a $5.5 million limited obligation revenue bond agreement. On September 11, 1996, the Company entered into agreements with the participating lenders to restructure the Company's revolving credit and note agreement facilities and the Company's limited obligation revenue bond agreement. As part of that restructuring, the lenders waived past non-compliance's with financial covenants and covenants were modified on a going-forward basis. The following is a description of the significant changes in the terms of the Company's borrowing agreements:

          1. Under the revolving credit agreement the $80 million credit limit has been increased to $90 million and the interest under such agreement will be payable on a monthly basis at an interest rate equal to prime plus one quarter percent.

          2. The interest rate on the private placement note agreements has been increased by two percentage points and accrued interest is now required to be paid on a monthly basis.

          3. A $20 million short-term line of credit has been provided, which expires on January 31, 1997, and bears interest at an interest rate equal to prime plus two percent and which is secured by a first lien on substantially all of the Company's assets.

          4. The Company has granted a second lien on substantially all of the Company's assets which is shared on a pro-rata basis by the $90 million revolving credit lenders, the $65.5 million private placement note lenders and the $5.5 million limited obligation lender.

          5. The Chairman of the Board of Directors of the Company, who is also a significant shareholder of the Company, has purchased approximately $3.0 million of the Company's newly-issued common stock from the Company at a price per share determined by the average closing price of the Company's common stock for the 20 trading days preceding the stock purchase. The proceeds of such stock purchase will be used for working capital needs.

          6. Under the agreements, the Company is obligated to pursue and obtain by April 30, 1997 a minimum of $15 million in subordinated debt financing through private placement. If such financing is obtained, of which there can be no assurance, the proceeds from the subordinated debt issue will be used to reduce the outstanding balance of the private placement notes, revolving credit notes and limited obligation revenue bonds.

          7. The agreements contain financial covenants with respect to consolidated net worth (as defined therein) and interest coverage. The Company is also required to achieve a prescribed level of consolidated earnings available for interest expense. In addition, among other things, the agreements limit borrowings, capital expenditures and investments, and do not allow the payment of cash dividends or repurchase of the Company's common stock.

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

6. LONG-TERM DEBT -- (CONTINUED)
     The Company's two other revenue bond agreements contain restrictive covenants that include the maintenance of a minimum level of consolidated net worth (as defined therein) and of certain financial ratios. At May 31, 1996, the Company was not in compliance with certain covenants contained in one of its other revenue bond agreements and the Company has obtained unconditional waivers of those violations from its lender through July 1, 1997.

FISCAL 1997 INTERIM INFORMATION (UNAUDITED):

     The Company's other two revenue bond agreements contain restrictive covenants that include the maintenance of a minimum level of consolidated net worth (as defined therein) and of certain financial ratios. At December 13, 1996, the Company was not in compliance with certain covenants contained in its industrial revenue bond agreement and the Company has obtained an unconditional waiver of those violations from its lender through July 1, 1997. The Company has classified this obligation as a current liability, as a result of the waiver being less than one year in duration from the balance sheet date. The Company does not expect its industrial revenue bond lender to call the debt at the end of the waiver period.

7. INCOME TAXES:

     The Company's provision (benefit) for income taxes was as follows:

                                                             1996          1995         1994
                                                             ----          ----         ----
Currently payable (benefit):
  Federal..............................................  $ (9,939,000)  $2,259,000   $6,874,000
  State and local......................................                    333,000      638,000
                                                         ------------   ----------   ----------
       Total currently payable (benefit)...............    (9,939,000)   2,592,000    7,512,000
Deferred:
  Federal and state....................................    (2,911,000)     353,000      705,000
                                                         ------------   ----------   ----------
       Total provision.................................  $(12,850,000)  $2,945,000   $8,217,000
                                                         ============   ==========   ==========

     Deferred income taxes reflect the estimated future tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The components of deferred income tax assets and liabilities as of May 31, 1996 and May 26, 1995 are as follows:

                                                          1996                          1995
                                               ---------------------------   ---------------------------
                                               DEFERRED TAX   DEFERRED TAX   DEFERRED TAX   DEFERRED TAX
                                                  ASSETS      LIABILITIES       ASSETS      LIABILITIES
                                               ------------   ------------   ------------   ------------
Depreciation.................................                  $5,799,195                    $3,449,100
Employee benefit plans.......................   $1,720,818                    $1,440,776
Bad debt expense.............................      234,635                       297,373
Capital leases...............................                     214,970                       183,794
Restructuring charge.........................                                    916,901
Estimated losses on assets held for
  disposal...................................      375,000
Amortization of intangibles..................                     524,563
Credit carryforward..........................    3,169,895
All other....................................       39,512        433,132         33,062        464,218
                                                ----------     ----------     ----------     ----------
     Total deferred taxes....................   $5,539,860     $6,971,860     $2,688,112     $4,097,112
                                                ==========     ==========     ==========     ==========

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

7. INCOME TAXES -- (CONTINUED)
     A reconciliation of the provision for income taxes is shown below:

                                                   1996                 1995               1994
                                           --------------------   ----------------   ----------------
                                              AMOUNT        %       AMOUNT      %      AMOUNT      %
                                              ------        -       ------      -      ------      -
Federal income tax (benefit) at statutory
  rate...................................  $(12,095,000)    (35)  $2,870,000    35   $7,805,000    35
State and local income taxes, net of
  federal income tax benefit.............                            232,000     3      445,000     2
Lower tax rate attributable to foreign
  sales corporation......................      (110,000)            (138,000)   (2)    (202,000)   (1)
Utilization of tax credits...............      (873,000)   (2.5)
Other....................................       228,000              (19,000)           169,000     1
                                           ------------   -----   ----------   ---   ----------   ---
                                           $(12,850,000)  (37.5)  $2,945,000    36   $8,217,000    37
                                           ============   =====   ==========   ===   ==========   ===

     The credit carryforward of $3,169,895, for which the tax benefit has been recognized, consists of general business credits of $1,552,729, which expire between the years 2008 and 2011, and alternative minimum tax credit carryforwards of $1,617,166, which can be carried forward indefinitely.

FISCAL 1997 INTERIM INFORMATION (UNAUDITED):

     The Company's effective tax rate, was 53.4 percent and (34.0) percent for the twenty-eight weeks ended December 13, 1996 and December 8, 1995, respectively.

8. STOCK OPTION PLANS:

     The Company's 1990 Employee Stock Option Plan authorizes the Company's Stock Option Committee to grant options for up to 787,500 shares of the Company's common stock to present or prospective employees. At May 31, 1996, 505,300 options were granted but not exercised and 213,000 shares remain to be granted under the 1990 Plan. At May 31, 1996, there were 141,000 options granted but not exercised under the 1982 Employee Stock Option Plan. The Company's Stock Option Committee may designate any requirements regarding option price, waiting period or an exercise date for options granted under the Plans, except that incentive stock options may not be exercised at less than the fair market value of the stock on the date of grant, and no option may remain outstanding for more than 10 years.

     The following is a summary of options granted under the Plans:

                                   1996                       1995                      1994
                          -----------------------   ------------------------   ----------------------
                          SHARES    OPTION PRICE     SHARES    OPTION PRICE    SHARES    OPTION PRICE
                          ------    ------------     ------    ------------    ------    ------------
Balance, beginning......  484,550   $2.56-$26.00     465,000   $2.56-$23.00    315,000   $2.56-$23.00
Exercised...............                            (100,200)  $2.56-$26.00     (9,500)  $2.56-$17.00
Canceled or
  terminated............  (33,750)  $17.00-$26.00    (50,750)  $17.00-$26.00
Granted.................  195,500      $17.00        170,500      $26.00       159,500      $17.00
                          -------                   --------                   -------
Balance, ending.........  646,300   $2.56-$26.00     484,550   $2.56-$26.00    465,000   $2.56-$23.00
                          =======                   ========                   =======

     At May 31, 1996, there were 11 participants in the 1982 Employee Stock Option Plan and 30 participants in the 1990 Employee Stock Option Plan.

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

9. PENSION PLANS:

     The Company and its subsidiaries have several defined benefit pension plans covering substantially all of their nonsalaried employees. Benefits under these plans are based on the employee's years of service, and the benefit obligations are based upon the employee's expected date of retirement. Plan assets are invested in corporate and government bonds, common stocks and a bank money market fund. The Company's general funding policy is to contribute amounts deductible for federal income tax purposes.

     Net periodic pension cost for 1996, 1995 and 1994 includes the following benefit and cost components:

                                                               1996         1995       1994
                                                               ----         ----       ----
Service cost..............................................  $   346,101   $332,840   $ 320,182
Interest cost.............................................      711,024    645,329     597,299
Actual return on plan assets..............................   (1,474,259)  (885,195)   (282,059)
Net amortization and deferral.............................      738,998    250,402    (328,786)
                                                            -----------   --------   ---------
Net periodic pension cost.................................  $   321,864   $343,376   $ 306,636
                                                            ===========   ========   =========

     As of May 31, 1996 and May 26, 1995, the funded status of the defined benefit plans, using the actuarial present value of the benefit obligation, is as follows:

                                                                 1996          1995
                                                                 ----          ----
Vested benefit obligation...................................  $ 9,209,690   $8,338,358
Projected and accumulated benefit obligation................  $ 9,750,990   $8,863,460
Plan assets at fair value...................................   10,367,441    8,627,451
                                                              -----------   ----------
Projected benefit obligation (less than) greater than
  assets....................................................     (616,451)     236,009
Unrecognized net gain (loss)................................      186,085     (365,170)
Unrecognized net transition asset...........................      204,515      232,326
Unrecognized prior service cost.............................      (46,993)     (51,592)
                                                              -----------   ----------
(Prepaid) accrued pension cost..............................  $  (272,844)  $   51,573
                                                              ===========   ==========
Actuarial assumptions used for 1996, 1995 and 1994 are:
  Discount rate.............................................            8%
  Expected rate of return on plan assets....................            8%

     The Company also makes contributions to union-sponsored, multi-employer plans in accordance with negotiated labor contracts. Information on the actuarial present value of accumulated plan benefits and net assets available for benefits relating to these plans is not available. Contributions to all such plans were approximately $206,000, $207,000 and $169,000 in 1996, 1995 and 1994,
respectively.

10. COMMITMENTS:

OPERATING LEASES:

     The Company leases transportation, manufacturing equipment and office space under several operating leases expiring through 2005. The majority of the leases contain purchase options at stated amounts or fair market value. The Company also leases various office space, as well as freezer storage space at a freezer warehouse (Note 4). Rent expense under all operating leases amounted to approximately $8,203,000,

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

10. COMMITMENTS -- (CONTINUED)
$6,817,000 and $5,338,000 for the years ended 1996, 1995 and 1994, respectively.
Total future minimum rentals under noncancelable operating leases as of May 31, 1996, including those discussed in Note 4, are:

                        YEAR ENDING                             AMOUNT
                        -----------                             ------
  1997......................................................  $7,643,000
  1998......................................................   6,061,000
  1999......................................................   4,450,000
  2000......................................................   2,018,000
  2001......................................................     800,000
  Thereafter................................................   2,239,000

LETTERS OF CREDIT:

     At May 31, 1996, the Company had outstanding letters of credit totaling approximately $8,040,000 which serve as collateral for an industrial revenue bond issue, as discussed in Note 6, and various self-insured agreements.

FISCAL 1997 INTERIM INFORMATION (UNAUDITED):

     At December 13, 1996, the Company had outstanding letters of credit totaling approximately $9,540,000 which serves as collateral for an industrial revenue bond issue as discussed in Note 6, and various self-insured agreements.

PURCHASE AND MANAGEMENT AGREEMENT:

     In November, 1994 the Company entered into a 10-year agreement with Michigan Livestock Exchange ("MLE"). Under the terms of the agreement, MLE has agreed to manage and operate the Company's hog buying stations and to provide the Company with hogs in accordance with the Company's quantity and quality specifications at MLE's hog costs plus certain operating expenses. The MLE supplied approximately 65% of the total hogs purchased by the Company in fiscal 1996. In consideration the Company will pay MLE $83,333 per month as a facilities use and management fee. In accordance with the agreement, the Company has purchased $2.0 million of preferred stock of MLE that pays a 6 percent dividend. The Company has classified the investment in MLE in other long-term assets on its consolidated balance sheet.

HAM PURCHASE AND PRODUCTION AGREEMENT:

     In connection with the Wilson acquisition (see Note 11 to the Notes to the Consolidated Financial Statements for further discussion related to the acquisition), the Company assumed a production agreement (the "Production Agreement") with a major meat packing company (the "Producer"). Pursuant to the Production Agreement, the Producer constructed a ham production facility and the Company furnished all of the production equipment to be used in such facility. In addition, the Producer is obligated to produce at such facility, on an exclusive basis, all boneless ham products which the Company may require. In return, the Company has agreed to pay and/or reimburse the Producer for all operating and fixed costs incurred at the facility and to pay the Producer a fee of approximately $1,375,000 per year during the term of the agreement and any extensions thereof. The Production Agreement has an initial term (the "Initial Term") expiring on June 6, 2001 and may be renewed by the Company for up to five successive three year terms (the "Option Periods"). If the Company fails to renew the Production Agreement for each of the five Option Periods, or if the Company terminates or breaches the Production Agreement, the Company will be obligated to pay the $1,375,000 annual fee for the remainder of the Initial Term, if any, and an annual payment of approximately

                   THORN APPLE VALLEY, INC. AND SUBSIDIARIES

10. COMMITMENTS -- (CONTINUED)
$408,000 for each remaining year of the five Option Periods. In such event, the Producer must use its best efforts to utilize the vacated facility to mitigate costs to the Company.

     In addition to the Production Agreement, the Company has also assumed a supply agreement with the Producer. The Company has agreed to purchase and the Producer has agreed to supply 400,000 pounds of boneless ham muscles on a weekly basis at a pricing formula equal to or more favorable than prices obtainable from other competitive suppliers. The term of such supply agreement runs concurrent with the term of the Production Agreement described above.

11. ACQUISITION:

     On May 30, 1995, the Company purchased certain assets from Foodbrands America, Inc. and its subsidiaries ("Foodbrands"). The Company acquired substantially all of Foodbrands' Retail Division ("Wilson") assets used by Wilson in its business of producing and marketing retail meat products. The aggregate purchase price for the assets acquired and the assumption of certain liabilities was approximately $64.6 million. During the next five years, Foodbrands has the right to receive from the Company up to an additional $10 million in accordance with what is being referred to as an Earnout Agreement, in the event of increases in the market price of the Company's common stock. During fiscal 1996, no amount was paid to Foodbrands under the Earnout Agreement. The acquisition has been accounted for by the purchase method. The acquired assets included three manufacturing facilities, machinery and equipment, current assets, certain trademarks and tradenames. The tradename and trademarks acquired will be amortized to expense over their estimated useful lives, determined to be 40 years. The results of operations of the Company for the 53 week period ending May 31, 1996 reflect a full year of operation related to the acquired Wilson assets.

     The following unaudited, pro forma, condensed, combined financial information assumes the acquisition occurred at the beginning of fiscal 1995. The results do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of fiscal 1995, or of the results which may occur in the future.

                                                               FISCAL YEAR ENDED
                                                                  MAY 26, 1995
                                                                 (IN THOUSANDS,
                                                             EXCEPT PER SHARE DATA)
                                                                  (UNAUDITED)
                                                             ----------------------
Net sales...................................................        $965,780
Income from operations......................................        $ 11,192
Net income..................................................        $  2,377
Earnings per share..........................................        $   0.41

12. RESTRUCTURING CHARGES:

     During the fourth quarter of fiscal 1995, the Company recorded a one-time, pre-tax restructuring charge to operations of $7.9 million. The Company closed its Tri-Miller Packing facility in Hyrum, Utah, in an effort to eliminate duplicate facilities and excess personnel. The closing reduced ongoing manufacturing costs and was made possible by the expansion of the Company's Grand Rapids, Michigan, facility. Under the restructuring plan, the Company identified approximately 400 employees, both production and management, that were terminated. The shut down of this facility was substantially completed by the end of May 1995. The restructuring charge included $5.5 million related to the write-down of plant and equipment that were sold. Another $1.4 million included other costs related to shutdown of the Tri-Miller facility, which also included employee severance payments. The remaining $1.0 million related to the write-down of real property and equipment to estimated realizable value associated with the relocation to a new corporate headquarters building and of the Company's spiral sliced ham operation to the newly constructed production facility in Ponca City, Oklahoma.

=========================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE DEBENTURES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE DEBENTURES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Available Information...................       2
Incorporation of Certain Documents by
  Reference.............................       2
Prospectus Summary......................       3
Risk Factors............................       8
The Company.............................      10
Use of Proceeds.........................      10
Price Range of Common Shares and
  Dividends.............................      11
Capitalization..........................      12
Selected Consolidated Financial Data....      13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................      15
Business................................      21
Management..............................      29
Description of Debentures...............      30
Description of Capital Stock............      36
Underwriting............................      37
Legal Matters...........................      38
Experts.................................      38
Index to Consolidated Financial
  Statements............................     F-1

=========================================================
=========================================================

                                  $15,000,000
                         THORN APPLE VALLEY, INC. LOGO
                                  THORN APPLE

                                  VALLEY, INC.
                          9% CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2007
                           --------------------------
                                   PROSPECTUS
                           --------------------------
                                RONEY & CO. LOGO

                                 March 20, 1997

=========================================================